TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS



BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

RDJA\CB\104811

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

3 June 2005





Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC from 15 April 2005 to the date of this letter for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams
Deputy Company Secretary

Enc.

26 April 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 26 April 2005 that, as at 22 April 2005, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 14,614,904 ordinary shares of 25 pence each in the Company, being 3.00 per cent. of the Company's ordinary share capital.

3 May 2005 – Tate & Lyle PLC

Director Declaration

The following information is provided in compliance with paragraph 16.4 of the Financial Services Authority's Listing Rules in respect of the appointment of Dr Barry Zoumas as a Non-Executive Director of Tate & Lyle PLC on 1 May 2005 (as announced on 5 April 2005).

i) Dr Zoumas holds no directorships in any other publicly quoted companies and has not done so in the last five years.

ii) There are no details to disclose under paragraph 6.F.2(b) to (g) of the Listing Rules in relation to Dr Zoumas.

At the date of his appointment, Dr. Zoumas had an interest in 1,000 ordinary shares in the share capital of Tate & Lyle PLC.

Robert Gibber
Company Secretary
Tate & Lyle PLC

6 May 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 5 May 2005 that as at 3 May 2005 AXA S.A. together with its Group Companies has a notifiable interest in 74,181,609 ordinary shares of 25 pence each in the Company, being 15.25 per cent. of the Company's ordinary share capital (of which 49,515 shares represent a beneficial interest and 74,132,094 shares represent a non-beneficial interest).

AXA S.A. had previously reported holding 68,522,509 ordinary shares in the Company as at 11 April 2005 in which they had a notifiable interest which was then 14.10 per cent of the ordinary share capital.

20 May 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 20 May 2005 that as at 17 May 2005 AXA S.A. together with its Group Companies has a notifiable interest in 79,145,405 ordinary shares of 25 pence each in the Company, being 16.27 per cent. of the Company's ordinary share capital (of which 47,915 shares represent a beneficial interest and 79,097,490 shares represent a non-beneficial interest).

AXA S.A. had previously reported holding 74,181,609 ordinary shares in the Company as at 3 May 2005 in which they had a notifiable interest which was then 15.25 per cent of the ordinary share capital.

RECEIVED
2005 JUN -6 P 12:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1 June 2005 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 31 May 2005 that as at 25 May 2005 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 53,283,335 ordinary shares in Tate & Lyle PLC, being 10.95 per cent. of the ordinary share capital.

Barclays PLC had previously reported holding 55,689,012 ordinary shares in Tate & Lyle PLC as at 16 March 2005 in which they had a notifiable interest which was then 11.46 per cent of the ordinary share capital.

Legal Entity	Holding	Percentage Held
Barclays Life Assurance Co. Ltd.	1,422,521	0.2924
Woolwich Unit Trust Managers Ltd.	2,344,709	0.4820
Barclays Global Investors Australia Ltd	430,846	0.0886
Gerrard Ltd	20,936	0.0043
Barclays Global Investors Ltd.	13,289,444	2.7318
Barclays Capital Securities Ltd.	1,163,866	0.2392
Barclays Private Bank Ltd	30,000	0.0062
Barclays Global Fund Advisors	1,103,398	0.2268
Barclays Global Investors Japan Trust & Banking	532,562	0.1095
Barclays Bank Trust Company Ltd.	18,287	0.0038
Barclays Global Investors, N.A.	11,678,870	2.4007
Barclays Global Investors Ltd.	20,960,647	4.3087
Barclays Bank Trust Company Ltd.	700	0.0001
Barclays Global Investors Japan Ltd.	284,947	0.0586
Barclays Private Bank and Trust Ltd.	1,602	0.0003
Group Holding	**53,283,335**	**10.9530**

Registered Holder	Holding
Bank of Ireland	57,423
Bank of Ireland	198,870
Bank of Ireland	318,025
Bank of Ireland	176,234
Bank of New York	20,864
Bank of New York	1,139,771
Bank of New York	169,458
Bank of New York	1,048,155

Bank of New York	1,217,796
Bank of New York	56,263
Bank of New York	103,911
Barclays Capital Nominees Ltd.	1,163,866
Barclays Noms Monument R97	700
Barclays Trust Co E99	1,558
Barclays Trust Co R69	16,729
BNP Paribas	157,426
BNY (OCS) Nominees Ltd	49,934
BNY (OCS) Nominees Ltd	266,180
Chase Nominees Ltd	272,813
Chase Nominees Ltd	70,457
Chase Nominees Ltd	61,765
Chase Nominees Ltd	38,811
Chase Nominees Ltd	589,142
Chase Nominees Ltd	576,985
Chase Nominees Ltd	15,396,673
Chase Nominees Ltd	183,519
Chase Nominees Ltd	33,085
Chase Nominees Ltd	48,244
Chase Nominees Ltd	68,381
Chase Nominees Ltd	91,546
Chase Nominees Ltd	129,287
Chase Nominees Ltd	162,404
Chase Nominees Ltd	178,191
Chase Nominees Ltd	238,924
Chase Nominees Ltd	523,324
Chase Nominees Ltd	6,916
Chase Nominees Ltd	51,426
CIBC Mellon Global Securities	92,401
Citibank	122,134
Citibank	74,962
Deutsche Bank London	8,438
Deutsche Bank London	330,638
EXPORT	2,655
HSBC	295,565
HSBC	39,765
HSBC	34,867
HSBC	13,857
HSBC Nominees	117,268
Investors Bank and Trust Co.	12,132
Investors Bank and Trust Co.	82,770
Investors Bank and Trust Co.	914,640
Investors Bank and Trust Co.	2,079,377
Investors Bank and Trust Co.	41,855
Investors Bank and Trust Co.	88,155

Investors Bank and Trust Co.	4,599,491
Investors Bank and Trust Co.	1,560,565
Investors Bank and Trust Co.	522,548
Investors Bank and Trust Co.	505,724
Investors Bank and Trust Co.	96,152
Investors Bank and Trust Co.	308,783
Investors Bank and Trust Co.	5,023
Investors Bank and Trust Co.	3,270
Investors Bank and Trust Co.	30,328
Investors Bank and Trust Co.	5,701
JP Morgan (BGI Custody)	18,397
JP Morgan (BGI Custody)	1,595
JP Morgan (BGI Custody)	6,598
JP Morgan (BGI Custody)	160,755
JP Morgan (BGI Custody)	28,949
JP Morgan (BGI Custody)	282,599
JP Morgan (BGI Custody)	432,329
JP Morgan (BGI Custody)	57,984
JP Morgan (BGI Custody)	175,587
JP Morgan (BGI Custody)	284,318
JP Morgan (BGI Custody)	5,268,029
JP Morgan (BGI Custody)	61,378
JP Morgan (BGI Custody)	33,873
JP Morgan (BGI Custody)	91,508
JP Morgan (BGI Custody)	29,124
JP Morgan (BGI Custody)	23,132
JP Morgan (BGI Custody)	5,227
JP Morgan (BGI Custody)	25,994
JP Morgan (BGI Custody)	75,883
JP Morgan (BGI Custody)	263,424
JP Morgan (BGI Custody)	1,536,821
JP Morgan (BGI Custody)	350,495
JPM Frankfurt	212,541
JP Morgan Chase Bank	360,211
JP Morgan Chase Bank	12,551
JP Morgan Chase Bank	70,635
JP Morgan Chase Bank	56,276
JP Morgan Chase Bank	57,565
JP Morgan Chase Bank	11,719
JP Morgan Chase Bank	16,678
JP Morgan Chase Bank	18,397
JP Morgan Chase Bank	72,117
JP Morgan Chase Bank	220,633
JP Morgan Chase Bank	27,409
JP Morgan Chase Bank	17,738
JP Morgan Chase Bank	13,534

JP Morgan Chase Bank	20,677
JP Morgan Chase Bank	44,759
JP Morgan Chase Bank	4,503
JP Morgan Chase Bank	9,770
JP Morgan Chase Bank	8,628
JP Morgan Chase Bank	91,082
JP Morgan Chase Bank	3,211
JP Morgan Chase Bank	22,588
JP Morgan Chase Bank	4,346
KAS Associates	42,321
Master Trust Bank	15,516
Mellon	40,444
Mellon Bank	1,355,985
Mellon Bank	49,202
Mellon Trust – Boston & SF	55,460
Mellon Trust – Boston & SF	233,278
Mellon Trust of New England	292,205
Midland Bank (HSBC Bank PLC)	699,285
Mitsubishi Trust International	2,549
Mitsubishi Trust International	8,071
Northern Trust	34,040
Northern Trust	344,745
Northern Trust	29,459
Northern Trust	83,846
Northern Trust	58,673
Northern Trust	102,474
Northern Trust	675,679
Northern Trust Bank – BGI SEPA	374,233
Northern Trust Bank – BGI SEPA	77,535
Northern Trust Bank – BGI SEPA	316,528
R C Greig Nominees Limited a/c	800
R C Greig Nominees Limited GP1	11,546
R C Greig Nominees Limited SA1	8,590
Reflex Nominees Ltd	1,602
State Street	316
State Street	7,266
State Street	52,599
State Street	237,343
State Street	45,113
State Street	9,379
State Street	17,375
State Street Boston	271,047
State Street Boston	36,107
Sumitomo TB	4,738
UBS	11,201
Wells Fargo Seattle – Wire Ban	6,983

Zeban Nominees Limited	30,000
Group Holding	**53,283,335**

TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

2 June 2005

PRELIMINARY ANNOUNCEMENT OF RESULTS

For the year ended 31 March 2005

PRELIMINARY RESULTS TO 31 MARCH (Audited)	2005	2004
Total sales	**£3,342m**	£3,167m
Profit before tax, exceptional items and amortisation [1]	**£255m**	£227m
Profit before taxation	**£197m**	£224m
Free cash flow [2]	**£103m**	£62m
Diluted earnings per share before exceptional items and amortisation	**38.0p**	33.9p
Diluted earnings per share	**29.4p**	32.6p
Dividend per share	**19.4p**	18.8p

[1] Before exceptional charges of £45 million (2004 – credits of £5 million) and amortisation of £13 million (2004 – £8 million).
[2] Pre-exceptional operating cash flow after interest, taxation and capital expenditure.

- **Strong full year performance from SPLENDA® Sucralose and increased profits from our other value added ingredient products**
- **Value added contribution increased from 39% to 49% of profit before interest, exceptional items and amortisation**
- **Profit before tax, exceptional items and amortisation up 12% and at constant exchange rates up 18%**
- **Free cash flow up 66% at £103 million with interest cover of 11.3 times**
- **Diluted earnings per share before exceptional items and amortisation up 12%**
- **Proposed total dividend per share increased by 3.2% to 19.4p**

"Tate & Lyle reports a strong financial performance in the year to 31 March 2005 led by growth in SPLENDA® Sucralose and other value added ingredients. Strong cash generation further improved our financial position and supports our investment in future growth.

In the year to 31 March 2006 we expect further progress although our results will reflect increased start-up costs relating to our new value added facilities.

Looking further ahead, the pressures for reform of the EU sugar regime have intensified with the recent WTO dispute panel appeal having ruled against the EU. Reform will adversely affect the future performance of our European Sugar and Food & Industrial Ingredients businesses, although we cannot quantify the consequences at this stage. The European Commission has indicated that formal proposals for reform will be tabled on 22 June 2005. It is our intention to publish our quantification of the range of potential impacts upon our businesses after the EU Commission proposals are formally published.

Across the business we have a number of expansion projects under way to stimulate longer term growth in our value added segment. We have announced capital projects to more than triple the sucralose production capacity acquired under the realignment of the SPLENDA® Sucralose activities and our new joint venture plant with DuPont to produce Bio-3G™ from renewable resources should begin to come on stream in our financial year ending 31 March 2007. All of these projects are progressing satisfactorily.

The growth in value added products, especially the strong performance of SPLENDA® Sucralose, and the improvement in the quality of our earnings together with our increased strategic focus enable us to view the future with confidence."

Sir David Lees
Chairman

Press release

Chairman's Statement

Results

Tate & Lyle has had a good year marked by our re-entry into the FTSE100 index after a seven year absence. Both sales and profit before tax and exceptional items increased, driven mainly by the successful realignment of our SPLENDA® Sucralose activities with McNeil Nutritionals effective from April 2004.

Total sales increased to £3,342 million (2004 – £3,167 million) and profit before tax, exceptional items and amortisation was £255 million, a 12% improvement on the prior year (2004 – £227 million), after a negative exchange impact of £12 million.

Diluted earnings per share before exceptional items and amortisation for the year to 31 March 2005 were up 12% at 38.0p (2004 – 33.9p), and after exceptional items and amortisation were 29.4p (2004 – 32.6p). The return on net operating assets improved, to 16.7%, exceeding the Group's initial target of 15%.

The net charge for exceptional items of £45 million includes the charge previously reported of £55 million in respect of the settlement of the high fructose corn syrup class action suit in the US. Profit before tax after exceptional items and amortisation was £197 million (2004 – £224 million).

After investment and capital expenditure (including significant expenditure on sucralose), net debt increased by £63 million to £451 million. Free cash flow was £103 million (2004 – £62 million) and interest cover improved further to 11.3 times (2004 – 9.3 times).

Dividend

In line with its progressive dividend policy, the Board proposes an increase of 0.6p (3.2%) in the total dividend for the year to 19.4p. This is covered 2.0 times by earnings before exceptional items and amortisation. The proposed final dividend of 13.7p will be due and payable on 3 August 2005 to all shareholders on the register at 8 July 2005.

Directors

The composition of the Board continues to evolve with four non-executive directors retiring during the year. Keith Hopkins and Mary Jo Jacobi retired on 29 July 2004 following nine and five years service respectively. Larry Pillard retired on 31 December 2004 after eleven years service, nine of which he served as an executive director and two as a non-executive director. David Fish stepped down from the Board on 30 September 2004 due to pressure of other commitments. The Board thanks each of them for their contribution to the development of the Company.

Allen Yurko will be retiring as a non-executive director at the forthcoming Annual General Meeting on 28 July 2005 having served on the Board for nine years. The Board thanks him for his work as Chairman of the Remuneration Committee since 2001 and for his wise counsel and commitment to the Company.

Kai Nargolwala, a Group Executive Director of Standard Chartered PLC, was appointed as a non-executive director from 1 December 2004. His considerable financial and commercial experience, and particularly his knowledge of the Asia Pacific region, will be of great benefit to the Board.

Dr. Barry Zoumas was appointed as a non-executive director from 1 May 2005. He is currently the Alan R. Warehime Professor of Agribusiness and Professor of Food Science and Nutrition at The Pennsylvania State University, USA, having worked for most of his career for the Hershey Foods Corporation. His background as both a scientist and businessman adds diversity and strength to the Board.

Corporate Social Responsibility

We remain committed to a policy of continuous improvement in applying sound safety, environmental and social standards in our dealings with all of our stakeholders. This commitment is upheld by striving for continuous progress in achieving the highest standards of safety, considering the environmental impact of every aspect of what we do, and treating our employees, suppliers and the communities in which we work as long-term partners.

The Annual Report will set out our policies and performance. It is pleasing to report further improvement in the Group Safety Index, this year by 19.9%, to another record low. The Group continues to be a constituent of the FTSE4Good, the UK corporate social responsibility index.

In March 2005, the Group was awarded a Food and Drink Federation Community Partnership Award in the Education Category (large company) for the "Ideas Factory", an outstanding educational project for children. Ideas Factory, developed in conjunction with Tate Britain, is an innovative literacy project for primary school children that develops language, reading and writing skills by using works of art as sources of inspiration.

Tate & Lyle was also one of the first companies to pledge support to help victims of the Asian tsunami disaster. Our pledge was a corporate donation of £75,000 and a commitment to match the amount raised by employees at least one-to-one. The generosity of our employees has resulted in a final combined donation of £200,000, which has been disbursed equally across the four affected countries of India, Sri Lanka, Indonesia and Thailand.

A particularly good example of our long-term partnership with stakeholders is that with suppliers of raw sugar for our European Union (EU) refining business. Tate & Lyle plays a key role as the conduit for the EU's policy of providing advantageous prices to the sugar industries in African, Caribbean and Pacific (ACP) countries as well as from suppliers in Least Developed and other Developing Countries, giving them a bridge for 1.25 million tonnes of sugar each year into European markets. This will be considered in more detail in the Corporate Social Responsibility section of the Annual Report.

Corporate Governance

During the year the Board carried out a review of its effectiveness and that of its Committees led by myself. The 2005 evaluation was the second stage of a two year process agreed by the Board in 2004. The conclusions of both the 2004 and 2005 evaluations were that the Board and its Committees were operating effectively. Recommendations such as the introduction of a full day strategy review and some changes to the balance of strategic and operational information provided to the Board have been implemented.

With effect from 1 April 2005, the Group will prepare its accounts using International Financial Reporting Standards (IFRS). In order to clearly communicate the anticipated impacts of transition from UK generally accepted accounting principles, we are publishing, as an Appendix to this announcement, unaudited restatements of the Group's 2005 primary statements under IFRS.

Strategy

We have made good strategic progress and this is ongoing. We have united our businesses under the Tate & Lyle name and have maintained our focus as a high quality low cost producer, winning customer and industry awards.

We have increased the focus on the value added component of our business which has grown both in absolute profit terms and as a proportion of the Group total. This has been achieved firstly, through a good performance from our global food ingredients sales force, secondly through innovation in marketing where we have changed what we take to market and how we go to market, and thirdly through the successful acquisition and integration of sucralose manufacturing and ingredient sales as part of the realignment of the SPLENDA® Sucralose business in April 2004.

Outlook

Tate & Lyle reports a strong financial performance in the year to 31 March 2005 led by growth in SPLENDA® Sucralose and other value added ingredients. Strong cash generation further improved our financial position and supports our investment in future growth.

In the year to 31 March 2006 we expect further progress although our results will reflect increased start-up costs relating to our new value added facilities.

Looking further ahead, the pressures for reform of the EU sugar regime have intensified with the recent WTO dispute panel appeal having ruled against the EU. Reform will adversely affect the future performance of our European Sugar and Food & Industrial Ingredients businesses, although we cannot quantify the consequences at this stage. The European Commission has indicated that formal proposals for reform will be tabled on 22 June 2005. It is our intention to publish our quantification of the range of potential impacts upon our businesses after the EU Commission proposals are formally published.

Across the business we have a number of expansion projects under way to stimulate longer term growth in our value added segment. We have announced capital projects to more than triple the sucralose production capacity acquired under the realignment of the SPLENDA® Sucralose activities and our new joint venture plant with DuPont to produce Bio-3G™ from renewable resources should begin to come on stream in our financial year ending 31 March 2007. All of these projects are progressing satisfactorily.

The growth in value added products, especially the strong performance of SPLENDA® Sucralose, and the improvement in the quality of our earnings together with our increased strategic focus enable us to view the future with confidence.

Sir David Lees
Chairman

Chief Executive's Review

Overview

The Tate & Lyle Group has performed well during the 2005 financial year and has achieved good profit growth. We have also made significant progress in implementing our strategy and in progressing key investments to lay the foundations for future growth. The SPLENDA® Sucralose business performed strongly in its first full year under our management and we also increased the contribution from our other value added ingredient products, offsetting the effects of exchange rate translation, higher export licence costs at Sugars, Europe and rising global energy costs.

These results reflect the quality and commitment of our people around the world and I would like to thank them for their contribution to our business.

We have also made good progress in building a common Group identity and culture – Tate & Lyle everywhere – through our *Vision Into Action* programme. This involved the participation of around 6,000 people, at some 40 locations around the world.

Changing lifestyles mean that consumers are challenging food manufacturers to increase the pace of innovation and to reformulate and fortify their products. We have set up a global marketing network and are working more closely than ever with our customers to help them meet this challenge. Our objective is for Tate & Lyle to become synonymous with creating innovative food ingredient platforms that balance taste, health and nutrition. We have trademarked key marketing propositions under our CORE range, Create™, Optimise™, Rebalance™ and Enrich™. We are investing in consumer research and sensory testing to validate our unique market propositions and are also refocusing our investment in research and development, where we have recruited an additional 19 scientists and technicians this year. Research and development expenditure increased by 12% to £19 million in the year (2004 – £17 million).

We have also announced that we will be investing a further £25 million in innovation over a five year period through Tate & Lyle Ventures, a new fund that we are establishing to invest in new products and technologies that are closely aligned with our strategy. This will complement our existing research and development and partnering activities.

Group profit before tax, exceptional items and amortisation of £255 million was a 12% improvement on the prior year (2004 – £227 million) and an 18% improvement at constant exchange rates. Group profit before tax after exceptional items and amortisation was £197 million (2004 – £224 million).

Net debt has risen from £388 million at 31 March 2004 to £451 million at 31 March 2005, mainly reflecting the investment in the realignment of the sucralose business. The net debt to EBITDA (earnings before exceptional items and before interest, tax, depreciation and amortisation) multiple has increased slightly from 1.2 times to 1.3 times.

Group Targets

Tate & Lyle has made further progress against most of its targets in the year to 31 March 2005 and we have revised targets for future financial years where appropriate.

- We have increased the contribution of value added products as a percentage of Group profit before interest, exceptional items and amortisation from 39% to 49%. This measure has been restated for the March 2004 financial year, mainly to reflect a

change in the allocation of costs and products. The March 2005 financial year includes start-up costs relating to the Bio-3G™ and Aquasta™ astaxanthin projects. A key element of our strategy is to grow the value added business and we aim to increase this contribution to 60% in the next few years.

- The overall Group Return on Net Operating Assets (RONOA) improved further to 16.7% (2004 – 15.4% after restatement for adoption of UITF 38). Having achieved our short term target of 15%, we now aim to reach our longer term target of 20%. We expect the return in the year to March 2006 to be broadly stable as we invest for future growth with earnings from new investments being seen in later years.

- Interest cover has again increased with cover at 11.3 times, underpinning our investments in future growth and our progressive dividend policy. Our minimum target is 5.0 times.

- All businesses have a target on both economic and environmental grounds to reduce energy consumption on a per unit basis by 3% per year. Overall, in the 2004 calendar year, the shift in product mix towards more value added products (which typically require greater processing and higher energy usage) means that the Group narrowly failed to achieve the target, with an actual energy reduction per unit of 2.4%. Adjusting for this change in product-mix the reduction would have been 3.6%.

Performance of Main Businesses

SPLENDA® Sucralose performed strongly after the realignment of the business (which was reported in last year's Annual Report) in April 2004. In the first full year under our management, sales of £115 million and profit before interest exceptional items and amortisation of £52 million compared to proforma results for the year to December 2003 (the last full year of operation by McNeil Nutritionals) of £70 million and £21 million respectively. Integration costs at £3 million were lower than we had previously indicated.

We saw a number of exciting product launches by our SPLENDA® Sucralose customers throughout the year and product innovation remains strong. Our current production capacity is fully utilised and we have announced three investments in new capacity to satisfy existing and projected demand. The first of the two expansions to the sucralose facility in McIntosh, Alabama, USA is being progressively brought on stream and will be completed in January 2006. The second is on track to commence production in April 2006. The building of the new Singapore facility will be completed by January 2007 by which time we will have more than tripled the production capacity we acquired under the realignment. Like any new facility, this will require some time to build up to full production. These projects will incur start-up costs during our 2006 financial year due to commissioning and the employment and training of staff.

Food & Industrial Ingredients, Americas incurred higher energy and other manufacturing costs, and the weak dollar reduced earnings on translation. Food ingredients and industrial starches improved due to higher volumes and increased gross margins, increasing the contribution from value added products. Sweetener volumes were slightly down, in line with the market, and overall sweetener gross margins were lower. Net corn costs were slightly higher. Ethanol margins were higher than in the previous year as a result of higher gasoline prices.

In the 2005 calendar year pricing round we succeeded in recovering the increase in net corn costs and higher energy prices and expect to at least maintain sweetener total net margins at 2004 calendar year levels.

The construction of the Bio-3G™ joint venture plant in Loudon, Tennessee, is progressing satisfactorily. The Bio-3G™ project has been selected to receive the 2005 DuPont Sustainable Growth Award. This is awarded by a committee composed of representatives from DuPont and leading environmental organisations. The nomination stated that the "teams invented, developed, and demonstrated, through pilot scale, a novel biological process for the production of 1,3-propanediol (Bio-3G™), a key ingredient to DuPont™ Sorona® polymer, the newest and most advanced polymer platform introduced by DuPont in over six decades". We are pleased to be partners in this business and to share in this prestigious award.

At Food & Industrial Ingredients, Europe, overall profits in the business were lower than the comparative year. The 2004 calendar year pricing round failed to recover all of the cereal cost increase, which arose due to a drought in 2003. During 2004, cereal prices reduced to more normal levels enabling margins to increase. Sales volumes in both sweeteners and starches increased. In a disappointing pricing round in the 2005 calendar year and despite the impact of higher energy costs, the industry was unable to retain any of the net gain from lower cereal prices. Total sweetener and starch net margins are, therefore, expected to be lower in the 2005 calendar year.

Eaststarch, the joint venture operations in Central and Eastern Europe, also suffered from raw material price increases due to the drought but achieved better sales pricing on the accession of Slovakia and Hungary into the European Union (EU). Overall, profits improved over the prior year.

Our EU cane sugar operations have delivered profits in line with the prior year and generated strong cash flow. This was despite the impact of surplus sugar in the EU leading to increased competition for export licences and driving up the cost of these licences at auction. Traditionally export licences have been sold by auction at under €12 per tonne. Recent auctions have seen this increase to above €90 per tonne as a result of oversupply in the EU. This has reduced the profitability of exports in the second half year by £4 million and is expected to impact further in the year to March 2006. The current sugar regime does not allow cane refiners to sell their product through intervention (unlike beet processors). Our refineries typically export between 250,000 to 300,000 tonnes per annum.

Legislative proposals on the reform of the EU sugar regime are expected on 22 June 2005. This issue is considered in greater detail later.

Our Canadian sugar refinery performed in line with the previous year.

Performance of Other Businesses

Eastern Sugar, the joint venture European sugar beet business, returned to a modest profit following the accession of the Czech Republic, Slovakia and Hungary to the EU.

Whilst no resolution has been achieved in the North American Free Trade Agreement dispute on access for high fructose corn syrup (HFCS) into Mexico and the Mexican tax on drinks containing HFCS remains in place, certain of our customers have been granted

injunctions exempting them from this tax. Consequently at Almex, the Mexican cereal sweeteners and starch business, profits improved over the comparative period. Our sugar operation, Occidente, reported lower profits as a result of higher cane prices.

Nghe An Tate & Lyle, our cane sugar factory in Vietnam, operated well with better selling prices.

International sugar trading performed well on better margins.

Implementing our strategy for growth required increased expenditure in customer management, marketing and innovation. This, together with higher personnel costs and professional fees, has resulted in increased central costs.

European Sugar Regime

Looking forward, the reform of the EU sugar regime, due to take effect from 1 July 2006, is an important focus for the management team. The reform will adversely affect our European businesses in the financial year ending 31 March 2007.

There are external and internal pressures for change. These include:-

- the need to bring the structure of the sugar regime into line with the reforms which have been made to most of the EU's other commodity regimes;

- a challenge before the World Trade Organisation (WTO) to the legitimacy of the EU's quota and non-quota "C" sugar export programmes. In 2004 the WTO Dispute Panel found against the EU and the EU recently learned that its appeal against that decision has also been unsuccessful. The consequence of this ruling is that pressure on the EU to limit production further in order to prevent future exports of "C" sugar has been significantly intensified;

- changes necessary to ensure the EU can negotiate constructively in the WTO Doha Development Round; and

- the announcement by the EU Trade Commission in February 2001 that a list of Least Developed Countries would be permitted duty free imports into the EU of everything but arms (the EBA initiative). From July 2009 (i.e. within the period of the next renewal) sugar from these countries will be granted unlimited duty free access, disrupting the traditional balance of supply and demand.

In July 2004 the European Commission published a White Paper on possible mechanisms for sugar regime reform. The main thrust of the White Paper was aimed at achieving a significant reduction in EU sugar prices, quota beet production and exports. Since the publication of the White Paper, Member State Governments, the sugar industry, its suppliers (beet farmers and cane producers), customers and the European Institutions have been examining the Commission's ideas in depth and have been making their views widely and strongly known and promoting possible alternatives. Tate & Lyle has been participating fully in this process to ensure that its interests and concerns, and those of its suppliers, are fully and adequately understood.

The EU Commission is actively formulating definitive proposals for regime reform along with an accompanying legal text and has indicated that these proposals will take account of the recent adverse outcome of the EU's appeal to the WTO. The Commission has indicated that these formal proposals will be tabled on 22 June 2005. They will then be the subject of negotiation and possible further amendment in the Council of Ministers and will also be presented to the European Parliament. The British Government assumes the EU Presidency on 1 July 2005 and, along with the EU Commission, has committed to securing a "political agreement" in time for the next WTO ministerial negotiating session in Hong Kong in December 2005.

As often occurs, there have been a number of rumours and apparent leaks of discussion drafts of formal proposals that might be published by the EU Commission on 22 June 2005. We continue to be encouraged by the support from the UK Government and the continuing work being undertaken on cane refining by the EU Commission, but we remain concerned whether there will be adequate protection for the interests of isoglucose quota holders. It is not possible to comment in detail on the likely consequences at this time as we do not have the definitive proposals and in the light of the delicate state of negotiations and lobbying that is taking place prior to the 22 June 2005 publication date. However, it is our intention to publish our quantification of the range of potential impacts upon our businesses after the EU Commission proposals are formally published.

The EU Commission has specifically assured Tate & Lyle that during policy formulation "it will have in mind during this process that the Community cane refining industry can maintain its competitiveness under fair conditions". We believe the EU Commission will do everything it can to ensure that this is the case. The policy of the British Government has consistently been that, in seeking reform of the sugar regime, it would look for arrangements that provide fair terms of competition between the beet and cane sectors. It should be stressed that June will see the start of a process that the EU Commission expects to run until at least the end of November.

Our principal areas for concern arising from sugar regime reform are that:-

- reductions in sugar selling prices and raw material prices (beet and cane) could result in a corresponding reduction in the beet processors' and cane refiners' margins. It is essential that a competitive balance is maintained between beet and cane producers;

- at Food & Industrial Ingredients, Europe, isoglucose (produced from wheat and corn, the prices for which are not linked to that of sugar) is typically priced at a discount to sugar and so a reduction in the sugar price will lead to a reduction in isoglucose selling prices. Isoglucose producers will seek adequate compensation for the effect of such lower prices, for example through increased quotas;

- Food & Industrial Ingredients, Europe also supplies other products which compete with sugar, where margins could be adversely affected by changes in the regime; and

- to ensure their global competitiveness, our Citric Acid operations in Europe, which currently benefit from production refunds available to the EU chemical and fermentation industry, will require continued access to the raw materials they use in the form of sugar or dextrose at world market prices.

The pressures for reform of the sugar regime which lay behind the publication of the White Paper have intensified with the recent WTO dispute panel appeal ruling against the EU and this leads us to the view that the reform will adversely affect the future performance of our European Sugar and Food & Industrial Ingredients businesses, although we cannot quantify the nature and scale of the financial and accounting consequences at this stage.

It should be noted that the interactions and inter-dependencies are very complex, so it is possible that definitive information may not be available in sufficient detail until after the negotiations, which start with the June publication, are complete.

We have always maintained that our businesses have an important role to play in the European sweeteners industry and, in an unregulated market, would be able to compete effectively with other domestic producers and imports. This remains our view, but we rely on the European Commission to ensure that proposals are advanced which do not prejudice the ability of our operations to compete to their full capability in that evolving market place.

The potential of the reform to impact on the total Group results is reduced by the successful implementation of our strategy to grow the value added component of our business, a consistent objective since 1999.

Segmental Reporting

We will be adopting a new basis for segmental financial reporting with effect from 1 April 2005. This analysis will be presented along product lines, compared to the existing geographic analysis given today. We believe that this will give a more meaningful analysis of our activities.

Safety

Tate & Lyle is committed to providing safe and healthy conditions for its employees, contractors and visitors. The Group has no higher priority than safety and we target continuous improvement to reduce recordable injury and lost time accident rates to zero in every plant.

We measure and report our safety performance in calendar years and, for 2004, most Tate & Lyle locations equalled or improved their 2003 performance, including 25 that reported no lost-time accidents and nine that reported no recordable injuries for the year. For example, employees at Houlton, USA took their record to 12 years and over 1.2 million employee hours without a lost-time accident.

Community Involvement

Tate & Lyle aims to play a positive role in all the communities in which we operate. Over the years we have developed a Group-wide community involvement policy to underpin our ethical behaviour. Our programme involves building long-term relationships with local partners to deliver on a shared objective: to establish strong, safe and healthy communities by investing time and resources into projects that directly address local needs.

Our community partnerships are very well supported by our people, many of whom take part in programmes. Tate & Lyle's community involvement benefits our people by enhancing their own local community, offering significant personal development opportunities and making Tate & Lyle a company for which they are proud to work. The community involvement policy is reviewed annually by the Board.

Conclusion

These results demonstrate the success of our strategy of focusing on growing the value added segment of our business and building the future of the Group around one common identity, as Tate & Lyle everywhere.

The SPLENDA® Sucralose business has been successfully integrated and has seen exciting demand from our customers. We have laid the foundation for future growth with investment in both sucralose and in the Bio-3G™ joint venture with DuPont, and have demonstrated good organic growth with the launch of a range of new functional value added ingredients.

At Tate & Lyle we understand the drivers that are affecting the food and beverage industry as consumers become more sophisticated, demanding and health conscious than ever before. We are committed to developing innovative solutions (often containing leading edge ingredients that are unique to us) to enable our customers to meet these product challenges. This approach will be the driver of value added growth in the future.

Iain Ferguson CBE
Chief Executive

Operating and Financial Review

Summary of Financial Results

Total sales of £3,342 million were £175 million or 6% above last year. Exchange rate translation reduced sales by £168 million. Underlying sales growth was driven by sucralose sales of £115 million, an increase of £41 million in sales of other value added products, an increase of £66 million resulting from higher prices within the sugar trading business and growth of £121 million within the rest of the business.

Profit before interest, tax, exceptional items and amortisation increased by 10% from £251 million to £276 million reflecting the impact of profits from the sucralose ingredients business following the realignment of the Group's relationship with McNeil Nutritionals. Exchange impacts, principally arising from the weaker US dollar, reduced profit before interest by £13 million compared to the comparative period. The margin of profit before interest, tax, exceptional items and amortisation as a percentage of total sales increased from 7.9% to 8.3%. Profit before interest and tax after exceptional items of £45 million (2004 – £nil million) and the amortisation charge of £13 million (2004 – £8 million) was £218 million, compared with £243 million in the year to 31 March 2004.

Interest costs, before exceptional credits of £nil million (2004 – £5 million), reduced from £24 million to £21 million. Subsidiaries' interest cover before amortisation and exceptional items increased from 9.3 times to 11.3 times. After amortisation and exceptional items, subsidiaries' interest cover reduced from 8.7 times to 8.6 times.

Profit before tax, exceptional items and amortisation was £255 million, £28 million or 12% above last year's profit of £227 million. Profit before tax, exceptional items and amortisation at constant exchange rates increased by 18%, after adjusting for the £12 million adverse impact of exchange translation. Profit before tax, after exceptional items and amortisation was £197 million compared with £224 million in the year to 31 March 2004.

Diluted earnings per share before exceptional items and amortisation for the year to 31 March 2005 were 38.0p (2004 – 33.9p). Diluted earnings per share after exceptional items and amortisation were 29.4p (2004 – 32.6p).

The Board is recommending a 0.5p per share increase in the final dividend from 13.2p to 13.7p to bring the total dividend for the year to 19.4p per share. The proposed dividend is covered 2.0 times by earnings before amortisation and exceptional items, 0.2 times higher than the previous year. Earnings after exceptional items and amortisation covered the dividend 1.5 times (2004 – 1.7 times).

Net debt increased by £63 million from £388 million to £451 million.

Exceptional Items and Amortisation

Exceptional items totalled a net charge of £45 million (2004 – credit of £5 million). An operating exceptional charge of £55 million was recognised reflecting the payment made to end the long running high fructose corn syrup civil legal case in the US. Non-operating exceptional items totalled a credit of £10 million. A gain of £16 million following settlement of the outstanding balance due on the loan notes issued by the purchaser of Western Sugar was partially offset by a £2 million loss on disposal of operations within the UK animal feed and bulk storage business and an anticipated loss on disposal of £2 million in respect of the Group's monosodium glutamate business in China. A loss of £2 million arose from disposal of fixed assets in a number of locations.

Amortisation of capitalised intangibles totalled £13 million in the year (2004 – £8 million). This comprised patent amortisation of £4 million (2004 – £nil) and goodwill amortisation of £9 million (2004 – £8 million).

Segmental Analysis of Profit Before Interest

The following paragraphs refer to profit before interest and exceptional items but after the amortisation of intangible assets.

Sweeteners & Starches – Americas

Profits before exceptional items and interest increased by £34 million to £161 million. Exchange rate translation reduced profits by £10 million. Sucralose generated profits of £47 million (2004 – £nil, £9 million of profits were reported in the Other Businesses and Activities segment in 2004).

Food & Industrial Ingredients, Americas

Our US Food & Industrial Ingredients business achieved good growth within its value added product lines, although overall performance was below the comparative period due to reduced sweetener gross margins and the impact of higher operating costs. Corn prices were somewhat higher than in the comparative period, although higher co-product prices largely mitigated the impact of this increase.

Continued focus on value added products underpinned higher gross margins within food ingredients, where sales volumes increased. Industrial products generated strong results, fuelled by improved demand from the US paper industry, which drove volumes and selling prices above last year. Total gross margins on industrial starch products increased significantly. Results of food ingredients and industrial products were also enhanced by further development of global export sales initiatives.

Obesity concerns and dietary trends continued to increase demand for bottled water and diet soft drinks, at the expense of nutritively-sweetened carbonated beverages. Sales volumes of sweetener products were below prior year, although overall market share remained constant. Gross margins were lower due to reduced volumes and selling prices not keeping pace with increased raw material costs.

The contribution from ethanol was significantly increased; selling prices rose in response to higher retail gasoline prices and demand growth fuelled by more US states banning the alternative oxygenate, methyl tertiary butyl ether (MTBE).

Manufacturing operations experienced higher variable costs due to increased energy, chemicals and packaging materials costs. Fixed costs were above the prior year due to higher maintenance and research costs.

Our bio-gum semi works facility was successfully commissioned during the year. A new wellness starch semi works facility is under construction and is expected to be commissioned by the end of the calendar year. During 2005, the Group invested £12 million from a total anticipated investment of £27 million in the Bio-3G™ joint venture. Development continues to be in line with Group's original expectations. Start-up losses within this joint venture of £2 million were borne by the Group in the year to 31 March 2005 and are expected to be higher in the year to 31 March 2006 as we commission the plant.

At Almex, our joint venture in Mexico, profits were above the comparative period. High fructose corn syrup (HFCS) volumes increased, reflecting improved sales made to non soft drink markets and additional demand from customers granted exemption from the tax on soft drinks containing HFCS. Starch volumes were also considerably higher. Access into Mexico for US HFCS under the North American Free Trade Agreement remains unresolved between the Mexican and US governments.

The citric acid business generated higher profits in 2005 due to firmer pricing as the global citric acid market continued to improve. Increased market demand, coupled with continued industry rationalisation by ourselves and competitors, pushed selling prices some 8% above the prior year. Operating costs were also higher due to increased substrate and energy costs.

Our joint venture facility to produce Aquasta™, a natural source of astaxanthin which acts as a nutrient and pigment for farm-raised fish, was commissioned. Selling prices were in line with expectations, and, with start-up costs, the business reported a loss during the year.

Sucralose

The SPLENDA® Sucralose ingredient business has enjoyed an excellent first year within the Group, with sales of £115 million (US$212 million) and profit before interest, exceptional items and amortisation of £52 million (US$95 million) in the year to 31 March 2005. This compares to proforma sales of £70 million (US$130 million) and profit before interest, exceptional items and amortisation of £21 million (US$38 million) in the twelve months to 31 December 2003, the last full financial year of operation prior to realignment of the alliance with McNeil Nutritionals. One-off costs relating to the realignment totalled £3 million (US$6 million).

SPLENDA® Sucralose is now approved in over 80 countries. The approval process in the European Union (EU) was finally completed in January 2005 when the provisions of the amended Sweeteners Directive came into effect in all member states.

Over 4,000 products globally are now sweetened with SPLENDA® Sucralose across a broad range of product categories. Demand continues to be exceptionally strong and exceeds current plant output. Sales growth is actively being managed within these constraints, in close collaboration with the existing customer base.

To meet the increasing demand, two capacity expansions at the Alabama facility have been announced at a total cost of over £40 million. These expansions are expected to be completed by April 2006, by which time the capacity from the Alabama site will be more than double its level at the time of the realignment.

In November 2004, we announced an investment in a second sucralose manufacturing plant in Singapore. This will cost around £100 million, and is scheduled for completion in January 2007 with a capacity of approximately two thirds of the expanded Alabama facility. We expect start-up costs in relation to the Singapore plant to approach £10 million in the year to 31 March 2006.

Overall prospects for the SPLENDA® Sucralose business remain strong, and calendar year 2005 will see further product launches in the USA from the major soft drink manufacturers: a new Diet Coke, and reformulated Diet 7UP and Pepsi One, all of which are sweetened with SPLENDA® Brand Sweetener. SPLENDA® Sucralose's development in Europe will be constrained by product availability, but will be a key component of the Group's Solution Set roll-out during 2006.

Patents, both process and product related, continue to be filed to strengthen the proprietary intellectual property position where we deem this appropriate.

Sugars, Americas

Our Canadian sugar business performed broadly in line with the prior year. Our sugar refining operation produced profits above the prior year. Volumes were slightly ahead of the prior period, while selling prices were lower. Ocean freight costs increased significantly, although these were offset by improved efficiencies within other areas of manufacturing costs. The increase in the world price of raw sugar resulted in a stockholding gain of £2 million compared with a £2 million loss in the previous year. Our blending and packaging operation in Niagara performed below the level of prior year, with selling prices adversely impacted by the weaker US dollar.

Anti-dumping and countervailing duties which provide protection to the Canadian domestic sugar industry are due to be reviewed during the 2006 financial year.

Occidente, our joint venture cane sugar business in Mexico, enjoyed a satisfactory year, although reported profits were lower than the previous year as a result of significantly higher cane costs. Driven by the tax on products containing HFCS, selling prices and volumes were both above the prior period, although operational issues during the 2004 crop year led to lower production volumes and higher manufacturing costs. The prospects for the coming year remain good.

Sweeteners & Starches – Europe

Profit before exceptional items and interest decreased by 3%, from £111 million to £108 million. Exchange rate translation reduced profits by £1 million.

Food & Industrial Ingredients, Europe

Our European Food & Industrial Ingredients business reported lower profits following the high raw material costs during the first half of the year, which were not fully recovered through higher selling prices. The harvest in the summer of 2003 suffered from dry growing conditions, leading to low yields and sharp increases in prices, which were expected to remain until the new harvest. However, it became clear during early summer 2004 that growing conditions for cereals were ideal across Europe, resulting in record crops. Consequently, raw material prices declined faster than had been anticipated.

Co-product prices were weaker not only because of lower cereal prices but also from imports which were made competitive by the weak US dollar and the large global soya harvest. Vital wheat gluten prices did not return to levels seen before the impact of the poor 2003 harvest. Export volumes reduced as dietary trends changed in the USA.

Sales volumes of both sweetener and starch products increased. Sales of value added food ingredients from recent investments were encouraging. Export margins were reduced by the weaker US dollar.

Energy and fuel prices increased but were partially offset by improved energy efficiency.

The Eaststarch joint ventures in Central and Eastern Europe contributed an improved profit over last year. Sales prices improved in both Slovakia and Hungary following accession to the EU in May 2004 but the higher raw material costs were felt across Europe. Sales in Turkey were higher.

Following a competitive annual pricing round in Europe, net margins during calendar year 2005 in both sweetener and starch products are expected to be slightly below the level achieved during calendar year 2004.

Sugars, Europe

The UK and Portuguese sugar businesses generated profits in line with the prior year. The UK operations benefited from increased production volumes and lower manufacturing costs. Higher UK gas prices were offset by improved energy efficiency and forward cover.

The higher cost of export licences in the second half of the year reduced gross margins by £4 million. Export licence costs are expected to increase again in the 2006 financial year.

Capital expenditure continued to be below depreciation and the businesses contributed strong cash flow to the Group.

Tate & Lyle Light Cane was launched with much success during the year, combining the strengths of our traditional sugar business with sucralose.

The renewal of the EU sugar regime, expected from July 2006, is covered in detail in the Chief Executive's Review.

Eastern Sugar

The Eastern Sugar Group, our European beet sugar joint venture, operates in Hungary, Slovakia and the Czech Republic, which all acceded to the EU on 1 May 2004. The business returned to profitable trading in the 2005 financial year, reflecting the positive impact of alignment with the EU sugar regime during the year. Competitive pricing pressures reduced selling prices slightly during the second half of the year.

All of Eastern Sugar's factories had a successful beet sugar campaign in the current year with production significantly above the prior year.

Sweeteners & Starches – Rest of the World

Profit before exceptional items and interest increased from £8 million to £13 million. Exchange rate translation reduced profits by £1 million.

Profit from our sugar trading business was above that in 2004, with higher profits generated in Thailand. This was a result of India switching from being a net exporter to a net importer of sugar which pushed prices to record highs throughout Asia. Profits from Brazil were in line with the previous year.

Nghe An Tate & Lyle (NAT&L), the Group's cane sugar business in Vietnam, achieved an increase in profit. Adverse weather conditions affected the industry widely and the business experienced a reduction in sugar production of some 25 percent to 105,000 tonnes. However, tightening of supply within the region served to increase wholesale prices within the Vietnamese market by almost one third during the year. The year was marked by safety milestones being passed and the launch of the sugar brand 'Melli' specifically targeted at the Vietnamese market. Drought conditions have continued locally and are expected to impact the cane crop for 2006.

Animal Feed and Bulk Storage

Profit before exceptional items and interest increased by £1 million to £7 million. Exchange translation reduced profit by £1 million.

The demand for molasses in Europe remained high in the first half of the financial year and, combined with strong demand in Asia in the second half, resulted in higher margins in this segment. In the UK, the Group terminated a number of molasses and storage operations, which resulted in improved profitability.

Other Businesses and Activities

This segment includes head office activities and, in the year to 31 March 2004, licence fee income arising under the previous Global Alliance Agreement with McNeil Nutritionals.

Net costs increased by £17 million, of which £9 million relates to the inclusion of licence fee income in the comparative period. The balance of £8 million included costs related to our growth strategy together with higher personnel costs and professional fees.

The Group's Bermuda-based captive reinsurance company recognised a small underwriting loss on the policies provided to Group businesses. The company continues the process of running-off existing third party liabilities, of which approximately half have now been commuted or settled. A small underwriting profit was reported in the year from these third party activities.

The Group continues to believe it can minimise the effect of higher insurance costs as well as provide price and coverage stability to Group businesses by retaining risk and premium in its own reinsurance company.

Interest, Tax and Dividend

Interest

The net Group interest charge was £21 million compared with £24 million in the year to 31 March 2004. The comparative period included credits of £6 million relating to interest income from the loan notes issued to the purchasers of Domino and Western Sugar. Underlying expense was below the comparative period due principally to lower interest rates and the favourable impact of exchange translation.

The average net debt of Tate & Lyle PLC and its subsidiaries was £498 million, an increase of £47 million from £451 million in the prior year. The interest rate for subsidiaries in the year when measured against average net debt was 4.2% (2004 – 5.1%). Interest cover based on profit before exceptional items, amortisation and interest of Tate & Lyle PLC and its subsidiaries increased from 9.3 times to 11.3 times.

Profit before Taxation

Profit before taxation but after exceptional items and amortisation was £197 million, compared with £224 million in the prior year.

Taxation

The Group taxation charge was lower, at £53 million (2004 – £69 million), principally due to tax relief on the 2005 operating exceptional item. The effective rate of tax, on profit before exceptional items and amortisation, was 27.7% (2004 – 29.0%). We expect the tax rate in the 2006 financial year to be slightly higher than 2005.

Dividend

A final dividend of 13.7p will be recommended as an ordinary dividend to be paid on 3 August 2005 to shareholders on the register on 8 July 2005. This represents an increase in the total dividend for the year of 0.6p per share. An interim dividend of 5.7p (2004 – 5.6p) was paid on 11 January 2005. Earnings before exceptional items and amortisation covered the proposed total dividend 2.0 times.

Retirement Benefits

As permitted under the transitional provisions of FRS 17 'Retirement Benefits' the Group continued to account for retirement benefits under SSAP 24 in the year to 31 March 2005.

The UK Tate & Lyle Group Pension Scheme fund was actuarially valued at 31 March 2003, which identified a deficit of £13 million under SSAP 24. As previously reported, we are funding the deficit and future costs of the scheme over five years. During the year, regular contributions of £7 million were supplemented by additional contributions of £10 million. An actuarial valuation of the scheme is being prepared at 31 March 2005.

SSAP 24

Under SSAP 24, pension costs for defined benefit pension and post-retirement healthcare schemes are charged to the profit and loss account so as to accrue the cost over the service lives of employees in the schemes on the basis of a constant percentage of earnings. Any surplus or deficit arising under SSAP 24 is amortised through the profit and loss account over a period representing the estimated remaining service lives of the employees.

The charge to operating profit for retirement benefits in the year to 31 March 2005 was £25 million (2004 – £30 million). In the UK, the regular service cost was lower due to a reduction in active members. In the US, a change in funding regulations reduced the service cost during the 2005 financial year.

Under SSAP 24 the net pension asset increased by £21 million to £32 million, and the US healthcare provision reduced by £4 million to £97 million.

FRS 17

FRS 17 uses different assumptions to value post-retirement obligations and requires any surplus or deficit in a defined benefit scheme to be included in the balance sheet. The profit and loss account contains two main elements: a service charge to operating profit, representing the annual ongoing cost of providing benefits to active members; and a net finance cost or credit, representing the difference between return on the assets in the fund and interest on servicing future liabilities, calculated using a corporate bond yield.

The calculations under FRS17 would result in increased volatility in the financial statements. The balance sheet is impacted by changes in the market values of assets and liabilities, while the finance charge in the profit and loss account fluctuates depending on the changes in returns and the bond yield used to discount the liabilities.

If the accounts had been prepared under FRS17, the net position for all Group defined benefit pension schemes at 31 March 2005 would have been a deficit of £128 million, £22 million lower than the FRS 17 deficit of £150 million that would have been recorded at 31 March 2004. The potential US healthcare liability would have increased from £81 million at 31 March 2004 to £105 million at 31 March 2005 due to higher claims during the 2005 year and an increase in future medical cost trend assumptions. After taking account of deferred tax, the Group's net assets at 31 March 2005 would have reduced by £112 million from £1,047 million under SSAP24 to £935 million.

Profit before interest would have increased by £5 million, compared with a £10 million increase in the previous year, and the net interest charge would have increased by £2 million, compared with £10 million in the previous year. The total charge to profit under FRS17 would have been £22 million, £3 million less than the charge under SSAP24.

Sucralose Realignment

We announced the realignment of our SPLENDA® Sucralose activities with McNeil Nutritionals in February 2004. The main elements of the transaction were as follows:

- The cash price of £72 million was paid in April 2004. In addition, the terms of the realignment included contingent deferred payments and receipts that reflect continued participation in the success of each party's ongoing sucralose activities;
- Tate & Lyle became the sole manufacturer of sucralose and sells SPLENDA® Sucralose as an ingredient to food and beverage companies worldwide; and
- McNeil Nutritionals buys sucralose from Tate & Lyle and sells SPLENDA® Brand tabletop products worldwide.

The cash price of £72 million reflected payment to acquire tangible and intangible assets with a fair value of £78 million and £32 million respectively.

Under the deferred payment terms, the Group recognised a provision for amounts due to McNeil Nutritionals of £57 million, representing the best estimate of amounts due under the deferred payment obligation. No value has been recognised for future deferred receipts from McNeil Nutritionals, which are expected to at least match the deferred payments.

The formal unwinding of the earlier arrangements, which included the termination of certain pre-existing contractual rights and obligations as well as mutual intellectual property and other asset transfers, gave rise to a tax liability of £19 million. A related deferred tax asset with a discounted value of £15 million has been recognised reflecting timing differences.

The net impact of the realignment led to initial goodwill under UK GAAP of £23 million. The estimate of deferred payments may be revised as further information becomes available with corresponding adjustments to goodwill.

Deferred payments under the realignment agreements which arose during the year to 31 March 2005 have been reflected in the movement of provisions. Deferred receipts have been reflected as deductions to goodwill.

International Financial Reporting Standards

The Group currently prepares its financial statements under UK GAAP. From 1 April 2005 onwards, the Group is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and implemented in the UK.

To explain how the Group's reported performance and financial position are affected by this change, Appendix 1 sets out unaudited financial information for the year to 31 March 2005 prepared under IFRS.

Segmental Reporting

Following a period of five years in which the Group has focused on its core activities through disposal, and to reflect the evolving strategy of the Group, a new basis for providing segmental financial information will be adopted with effect from 1 April 2005.

The following reported segments will be disclosed:

- Food & Industrial Ingredients, Americas;
- Food & Industrial Ingredients, Europe;
- Sugars, Americas and Asia;
- Sugars, Europe; and
- Sucralose.

These business segments will represent the primary basis of segmentation as required under IFRS. Historical information for the year to 31 March 2005 in these segments will be published prior to the 2006 interim announcement.

Cash Flow and Balance Sheet

Cash Flow and Debt

Operating cash flow, after operating exceptional items, totalled £263 million compared with £289 million in the previous year. There was an operating working capital outflow of £35 million (2004 – £31 million outflow) reflecting supplementary payments to the Group's pension funds of £11 million and payments made against provisions. Contributions to the Group's pension funds, both regular and supplementary, totalled £35 million, marginally above £34 million in the comparative period. Interest paid totalled £20 million, broadly in line with the charge recognised in the profit and loss account. Net taxation paid remained at £74 million.

Capital expenditure of £121 million was marginally above depreciation of £115 million.

An operating exceptional outflow of £55 million related to the settlement of the HFCS civil legal case in the US.

Free cash flow (representing operating cash flow after interest, taxation and capital expenditure), before the impact of this exceptional cash flow, totalled £103 million (2004 – £62 million).

Equity dividends of £89 million (2004 – £87 million) were offset by other net dividend inflows of £22 million (2004 – £7 million). In total, a net £87 million (2004 – £115 million) was paid to providers of finance as dividends and interest.

Investment expenditure was £86 million, primarily reflecting an investment of £70 million in sucralose (after the impact of deferred payment streams during the year) and £12 million in the Bio-3G™ joint venture.

We expect capital expenditure for the year to 31 March 2006 to be at least twice depreciation.

We received £25 million proceeds from the disposal of businesses and assets during the year to 31 March 2005, compared with £63 million in the previous year. £21 million was received in consideration for the remaining balance due on the loan notes issued by the purchaser of Western Sugar. Proceeds from the sale of tangible fixed assets totalled £4 million.

A net inflow of £10 million was received from employees exercising share options during the year. Exchange translation, and other non-cash movements, reduced net debt by £7 million.

The Group's net borrowings increased from £388 million to £451 million.

The ratio of net borrowings to earnings before interest, tax, depreciation and amortisation (EBITDA) (before exceptional items) increased from 1.2 times to 1.3 times and gearing (defined as the ratio of net borrowings to total net assets) increased to 43% at 31 March 2005 (2004 – 40% after restatement for adoption of UITF 38). During the year net debt peaked at £576 million in August 2004 (April 2003 during the year ended 31 March 2004 – £498 million).

Funding and Liquidity Management

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including capital markets and bank borrowings.

In order to ensure maximum flexibility in meeting changing business needs, the Group seeks to maintain access to a wide range of funding sources. In November 2004, Tate & Lyle International Finance PLC issued a US$500 million 5.00% bond in the US 144A bond market maturing in 2014. The proceeds of the issue have been used to repay certain debt obligations and for general corporate purposes. Other capital market borrowings include the €300 million 5.75% bond maturing in 2006, the €150 million Floating Rate Note maturing in 2007 and the £200 million 6.50% bond maturing in 2012. At 31 March 2005 the Group's long term credit ratings from Moody's and Standard and Poor's were Baa2 and BBB respectively.

The Group ensures that it has sufficient undrawn committed bank facilities to provide liquidity back-up for its US commercial paper programme and other short term money market borrowing for the foreseeable future. The Group has committed bank facilities of US$615 million which mature in 2009 with a core of highly rated banks. These facilities are unsecured and contain common financial covenants for Tate & Lyle and its subsidiary companies that subsidiaries' pre-exceptional and amortisation interest cover ratio should not be less than 2.5 times and the ratio of net debt to EBITDA, as defined in our financial covenants, should not be greater than 4 times. The Group monitors compliance against all its financial obligations and it is Group policy to manage the consolidated balance sheet so as to operate well within covenanted restrictions at all times. The majority of the Group's borrowings are raised through the Group treasury company, Tate & Lyle International Finance PLC, and are then on-lent to the business units on an arms-length basis.

The Group manages its exposure to liquidity risk by ensuring a diversity of funding sources and debt maturities. Group policy is to ensure that, after subtracting the total of undrawn committed facilities, no more than 30% of gross debt matures within 12 months and at least 50% has a maturity of more than two and a half years. At the end of the year, after subtracting total undrawn committed facilities, there was no debt maturing within 12 months and 98% of debt had a maturity of two and a half years or more (2004 – 0% and 100%). The average maturity of the Group's gross debt was 5.8 years (2004 – 4.9 years).

At the year end the Group held cash and current asset investments of £355 million (2004 – £154 million) and had undrawn committed facilities of £327 million (2004 – £277 million). These resources are maintained to provide liquidity back-up and to meet the projected maximum cash outflow from debt repayment and seasonal working capital needs foreseen for at least a year into the future at any one time.

Funding not Treated as Debt

In respect of all financing transactions, the Group seeks to optimise its financing costs. The following items are not included in net debt under UK GAAP.

Our European Food & Industrial Ingredients business receives cash from selling amounts receivable from customers. The facility allows the sale of up to US$85 million (£45 million) of receivables, and was fully utilised at both 31 March 2005 and 31 March 2004. From 1 April 2005, the amounts used under this facility will be included in debt under IFRS.

Where economically beneficial, operating leases are undertaken in preference to purchasing assets. Commitments under operating leases to pay rentals in future years totalled £212 million (2004 – £180 million) and related primarily to railcar leases in the USA. We do not expect the treatment of these commitments to change under IFRS.

Net debt of joint ventures and associates totalling £45 million at 31 March 2005 (2004 – £66 million) is not consolidated in the Group balance sheet. £20 million of this debt was subject to recourse to the Group. Tate & Lyle's share of net debt of joint ventures and associates totalled £20 million. As we intend to proportionately consolidate joint ventures under IFRS, our share of their net borrowings will be included in Group net debt from 1 April 2005.

A description of the impacts on Group net debt arising from the adoption of IFRS is provided in Appendix 1.

Iain Ferguson CBE	Simon Gifford	Stanley Musesengwa
Chief Executive	Group Finance Director	Chief Operating Officer

TATE & LYLE
GROUP PROFIT AND LOSS ACCOUNT

	Year to 31 March 2005			
	Before exceptional items £ million	Exceptional items £ million	Total £ million	Year to 31 March 2004 £ million
Group sales	**3 001**	–	**3 001**	2 874
Share of sales of joint ventures and associates	**341**	–	**341**	293
Total sales (Note 2)	**3 342**	–	**3 342**	3 167
Group operating profit before amortisation and operating exceptional items	**238**	–	**238**	214
Amortisation	**(13)**	–	**(13)**	(8)
Operating exceptional items (Note 4)	–	**(55)**	**(55)**	–
Group operating profit	**225**	**(55)**	**170**	206
Share of operating profits of joint ventures and associates before exceptional items	**38**	–	**38**	37
Share of operating exceptional items of joint ventures and associates	–	–	–	6
Total operating profit	**263**	**(55)**	**208**	249
Non-operating exceptional items (Note 4):				
Exceptional profit/(loss) on sale or termination of businesses	–	**12**	**12**	(6)
Exceptional loss on sale of fixed assets	–	**(2)**	**(2)**	–
Profit before interest	**263**	**(45)**	**218**	243
Interest receivable and similar income	**35**	–	**35**	27
Interest payable and similar charges	**(56)**	–	**(56)**	(50)
Share of net interest payable of joint ventures and associates	–	–	–	(1)
Share of joint ventures' and associates' exceptional interest items (Note 4)	–	–	–	5
Profit before taxation (Note 3)	**242**	**(45)**	**197**	224
Taxation			**(53)**	(69)
Profit after taxation			**144**	155
Minority interests – equity			**(4)**	(1)
Profit for the year			**140**	154
Dividends paid and proposed			**(92)**	(88)
Retained profit for the year			**48**	66
Earnings per share (Note 5)				
Basic			**29.7p**	32.7p
Diluted			**29.4p**	32.6p

Before amortisation and exceptional items		
Profit before taxation	**255**	227
Diluted earnings per share (Note 5)	**38.0p**	33.9p

TATE & LYLE
SUMMARISED GROUP BALANCE SHEET

	As at 31 March 2005 £ million	As at 31 March 2004 (restated) £ million
Fixed assets		
Intangible assets	**173**	136
Tangible assets	**1 111**	1 062
Investments	**229**	216
	1 513	1 414
Current assets		
Stocks	**288**	273
Debtors	**421**	337
Investments and cash at bank and in hand (Note 6)	**355**	154
	1 064	764
Creditors – due within one year		
Borrowings (Note 6)	**(23)**	(30)
Other	**(435)**	(407)
Net current assets	**606**	327
Total assets less current liabilities	**2 119**	1 741
Creditors – due after more than one year		
Borrowings (Note 6)	**(783)**	(512)
Other	**(8)**	(5)
Provisions for liabilities and charges	**(281)**	(246)
Total net assets	**1 047**	978
Capital and reserves		
Called up share capital	**124**	123
Share premium account and other reserves	**508**	501
Profit and loss account	**386**	327
Shareholders' funds	**1 018**	951
Minority interests – equity	**29**	27
	1 047	978

TATE & LYLE
STATEMENT OF GROUP CASH FLOWS

	Year to 31 March 2005 £ million	Year to 31 March 2004 (restated) £ million
Operating profit before exceptional items	**225**	206
Depreciation of tangible fixed assets	**115**	106
Operating exceptional items	**(55)**	–
Amortisation	**13**	8
Change in working capital	**(35)**	(31)
Net cash inflow from operating activities	**263**	289
Dividends from joint ventures and associates	**23**	8
Returns on investment and servicing of finance		
Interest paid	**(40)**	(58)
Interest received	**20**	23
Dividends paid to minority interests in subsidiary undertakings	**(1)**	(1)
	(21)	(36)
Taxation paid	**(74)**	(74)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(121)**	(118)
Sale of tangible fixed assets	**4**	2
Purchase of fixed asset investments	**(1)**	(1)
Sale of fixed asset investments	**21**	22
	(97)	(95)
Acquisitions and disposals		
Acquisition of subsidiaries	**(73)**	–
Sale of subsidiaries	**–**	39
Acquisition of joint ventures and associates	**(12)**	(15)
	(85)	24
Equity dividends paid	**(89)**	(87)
Net cash (outflow)/inflow before financing and management of liquid resources	**(80)**	29

Net cash outflows before taxation from exceptional items were £30 million (2004 – inflow £63 million) comprising: sale of tangible fixed assets of £4 million (2004 – £2 million); sale of fixed asset investments of £21 million (2004 – £22 million); sale of subsidiaries of £nil million (2004 – £39 million), and settlement of the high fructose corn syrup class action suit in the US of £55 million (2004 – £nil million).

Reconciliation of cash flow to net debt

	2005	2004
Net cash (outflow)/inflow before financing and management of liquid resources	**(80)**	29
Issue of shares	**11**	2
Net purchase of own shares	**(1)**	(10)
Changes in debt not involving cash flow:		
– Exchange movements	**8**	49
– (Amortisation)/redemption of bond discount	**(1)**	13
(Increase)/reduction in net debt	**(63)**	83
Net debt at start of year	**(388)**	(471)
Net debt at end of year (Note 6)	**(451)**	(388)

TATE & LYLE
COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES AND RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year to 31 March 2005 £ million	Year to 31 March 2004 (restated) £ million
Profit for the year		
– Group	**136**	125
– Joint ventures and associates	**4**	29
	140	154
Exchange difference on foreign currency net investments	**8**	(63)
Taxation on exchange difference on foreign currency net investments	**(1)**	(28)
Total recognised gains and losses for the year	**147**	63
Dividends	**(92)**	(88)
Issue of shares	**11**	2
Purchase of own shares	**1**	(10)
Net increase/(reduction) in shareholders' funds	**67**	(33)
Opening shareholders' funds as previously stated	**989**	1 012
Prior period adjustment to reflect own shares deducted from shareholders' funds (Note 9)	**(38)**	(28)
Opening shareholders' funds as restated	**951**	984
Closing shareholders' funds	**1 018**	951

1. Basis of preparation

(a) Audited information

The financial information contained in this announcement is derived from the Group's financial statements for the year ended 31 March 2005 and does not constitute full accounts within the meaning of section 240 of the Companies Act 1985 (as amended). The Group's financial statements, on which the Company's auditors, PricewaterhouseCoopers LLP, have given an unqualified report which does not contain a statement under section 237(2) or (3) of the Companies Act 1985, will be filed with the Registrar of Companies following the Company's Annual General Meeting on 28 July 2005, subject to their adoption by shareholders.

(b) Accounting policies

The Group's accounting policies are unchanged compared with the year ended 31 March 2004, apart from the adoption of UITF 38 and UITF 17 (as revised) (see Note 9).

2. Segmental analysis of sales

	Year to 31 March 2005 £ million	Year to 31 March 2004 £ million
Sweeteners and starches		
– Americas	**1 273**	1 219
– Europe	**1 449**	1 336
– Rest of the world	**435**	412
	3 157	2 967
Animal feed and bulk storage	**182**	195
Other businesses and activities	**3**	5
	3 342	3 167

Included in the analysis of total sales are the following amounts relating to joint ventures and associates.

Joint ventures and associates	Year to 31 March 2005 £ million	Year to 31 March 2004 £ million
Sweeteners and starches		
– Americas	**124**	123
– Europe	**211**	163
– Rest of the world	**2**	4
	337	290
Animal feed and bulk storage	**4**	3
	341	293

All results to 31 March 2005 and 31 March 2004 arise from continuing activities.

TATE & LYLE
NOTES TO STATEMENTS (continued)
For the year to 31 March 2005

3. Segmental analysis of profit before taxation

Year to 31 March 2005	Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches			
– Americas	161[1]	(39)	122[1]
– Europe[3]	108[2]	(2)	106[2]
– Rest of the world	13	(2)	11
	282	(43)	239
Animal feed and bulk storage	7	(2)	5
Other businesses and activities	(26)	–	(26)
	263	(45)	218
Net interest expense	(21)	–	(21)
Profit before taxation	242	(45)	197

[1] These profit figures each include £8 million of amortisation.
[2] These profit figures each include £5 million of amortisation.
[3] The reform of the EU sugar regime will adversely affect our European businesses in the financial year ending 31 March 2007. We cannot quantify the nature and scale of the financial and accounting consequences at this stage but our principal areas for concern are set out in the Chief Executive's Review.

Year to 31 March 2004	Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches			
– Americas	127[4]	2	129[4]
– Europe	111[4]	–	111[4]
– Rest of the world	8	–	8
	246	2	248
Animal feed and bulk storage	6	(2)	4
Other businesses and activities	(9)	–	(9)
	243	–	243
Net interest expense	(24)	5	(19)
Profit before taxation	219	5	224

[4] These profit figures each include £4 million of amortisation.

All results to 31 March 2005 and 31 March 2004 arise from continuing activities.

4. Exceptional items

Year to 31 March 2005	Profit/(loss) before tax £ million	Tax £ million	Minority Interests £ million	Profit/(loss) for the year £ million
Operating exceptional	(55)	22	–	(33)
Profit on sale or termination of businesses	12	(7)	–	5
Loss on sale of fixed assets	(2)	1	–	(1)
	(45)	16	–	(29)

The net charge for exceptional items of £45 million consists of an operating charge of £55 million in respect of the settlement of the high fructose corn syrup class action suit in the US, together with net non operating exceptional credits totalling £10 million. £2 million arises in respect of write-down on planned sale of business; £2 million arises in respect of the loss on termination of businesses, offset by a credit of £16 million following settlement of the remaining balance due on the loan note issued by the purchaser of Western Sugar; £2 million arises in respect of loss on sale of fixed assets.

Year to 31 March 2004	Profit/(loss) before tax £ million	Tax £ million	Minority Interests £ million	Profit/(loss) for the year £ million
Operating exceptional	6	(2)	–	4
Loss on sale or termination of businesses	(6)	–	1	(5)
Interest exceptional	5	(2)	–	3
	5	(4)	1	2

Exceptional items totalled a net credit of £5 million in the year to 31 March 2004. This comprises an operating credit of £6 million and an interest credit of £5 million, representing refunds of duty, and non-operating charges of £6 million arising on sale or termination of businesses.

5. Earnings per share

Basic earnings per share is calculated by dividing profit after taxation, minority interests and preference dividends of £140 million (2004 – £154 million), by the weighted average number of ordinary shares in issue during the period of 471.7 million shares (2004 – 471.4 million shares). For this purpose, the weighted average number of ordinary shares in issue excludes an average of 12.4 million shares (2004 – 10.9 million shares) held by an ESOP trust that have not vested unconditionally in the participating employees.

Diluted earnings per share take into account the dilutive effect of share options outstanding under the Company's employee share schemes that are anticipated to be exercisable.
Diluted earnings per share before amortisation and exceptional items is presented in order to assist in the understanding of the underlying performance of the Group's business.

	Year to 31 March 2005			Year to 31 March 2004		
	Earnings £ million	Shares millions	Earnings per share pence	Earnings £ million	Shares millions	Earnings per share pence
Basic	140	471.7	29.7	154	471.4	32.7
Dilutive effect of share options	–	4.8	(0.3)	–	1.2	(0.1)
Diluted	140	476.5	29.4	154	472.6	32.6
Amortisation *	12	–	2.5	8	–	1.7
Exceptional items	29	–	6.1	(2)	–	(0.4)
Diluted before amortisation and exceptional items	181	476.5	38.0	160	472.6	33.9

* After a tax credit of £1 million in 2005 (2004 – £nil).

6. Analysis of net debt

	31 March 2005 £ million	31 March 2004 £ million
Investments and cash at bank and in hand	**355**	154
Borrowings due within one year	**(23)**	(30)
Borrowings due after more than one year	**(783)**	(512)
Net debt	**(451)**	(388)

7. Exchange rates

		Average rate		Year end rate	
		Year to 31 March 2005	Year to 31 March 2004	**31 March 2005**	31 March 2004
US Dollar	£1 = $	**1.85**	1.69	**1.88**	1.84
Euro	£1 = €	**1.47**	1.44	**1.45**	1.49
Canadian Dollar	£1 = C$	**2.36**	2.29	**2.28**	2.42

8. Net margin analysis (profit before interest as a percentage of total sales)

Before amortisation and exceptional items	**Year to 31 March 2005**	Year to 31 March 2004
	%	%
Sweeteners and starches		
– Americas	**13.3**	10.7
– Europe	**7.8**	8.6
– Rest of the world	**3.0**	1.9
Sweeteners and starches average	**9.3**	8.6
Animal feed and bulk storage	**3.8**	3.1
Group	**8.3**	7.9

After amortisation and exceptional items		
Sweeteners and starches		
– Americas	**9.6**	10.6
– Europe	**7.3**	8.3
– Rest of the world	**2.5**	1.9
Sweeteners and starches average	**7.6**	8.4
Animal feed and bulk storage	**2.7**	2.1
Group	**6.5**	7.7

9. Prior period adjustments

The Group has adopted Urgent Issues Task Force, Abstract 38 (UITF 38) 'Accounting for ESOP Trusts' in the year to 31 March 2005. As a result, shares in the Company held through an employee share scheme trust which were previously reported as investments are now recorded as a deduction from equity shareholders' funds. At 31 March 2004, the carrying value of these shares was £38 million which has been set against the profit and loss reserve of the balance sheet. The comparative figures for balance sheet, profit and loss reserve and classifications within the cash flow statement have been restated to reflect the change in treatment such that shareholders' funds at 31 March 2004 have been reduced by £38 million.

The Group has also adopted UITF 17 (as revised) which results in the cost of the awards made under the Group's share schemes now being calculated with reference to the fair value of the shares at the date of award rather than the cost of the shares purchased by the Group. The impact of this revision on the charges made in respect of the share schemes is not material.

10. Ratio analysis

	Year to 31 March 2005	Year to 31 March 2004 (restated)
Net Borrowings to EBITDA – Tate & Lyle PLC and its subsidiaries		
Net borrowings	**451**	388
Pre-exceptional EBITDA	**353**	320
	= 1.3 times	= 1.2 times
Gearing		
Gearing = Net borrowings / Total net assets	**451**	388
	1 047	978
	= 43%	= 40%
Interest Cover – Tate & Lyle PLC and its subsidiaries		
= Operating profit before amortisation and exceptional items / Net interest payable (before exceptional items)	**238**	214
	21	23
	= 11.3 times	= 9.3 times
Dividend Cover before amortisation and exceptional items		
= EPS (basic) / Total ordinary dividend/share	**38.4**	34.0
	19.4	18.8
	= 2.0 times	= 1.8 times
Return on Net Operating Assets		
= Profit before interest, tax and exceptional items / Average net operating assets	**263**	243
	1 574	1 576
	=16.7%	=15.4%
Net operating assets are calculated as:		
Total net assets	**1 047**	978
Add back: Net borrowings	**451**	388
Add back unallocated liabilities – dividends and tax	**129**	155
Net operating assets	**1 627**	1 521
Average net operating assets	**1 574**	1 576

Webcast and Conference Call

A presentation of the results by Chief Executive, Iain Ferguson and Group Finance Director, Simon Gifford will be audio webcast live at 10.00 (BST) today. To view the presentation slides and/or listen to a live audio webcast of the presentation, visit: http://cm01.vavos.net/xl?preid=121975 or http://www.tateandlyle.com. Please note that remote listeners will not be able to ask questions during the Q&A session. A webcast replay of the presentation will be available for six months, at the links above.

In addition a conference call for analysts and investors will be held today at 15.00 (BST), 10.00 (Eastern).

Dial In (US): (913)981-5532

Dial In (UK): +44 (0) 207 984 7566

A replay is scheduled to run from 2 June to 9 June, 2005

Replay (US): (719)457-0820

Replay (UK): +44 (0) 207 984 7568

Replay Passcode: 3418933

TATE & LYLE PLC

Appendix 1

Adoption of International Financial Reporting Standards (IFRS)

Adoption of International Financial Reporting Standards (IFRS)

Introduction

The Group currently prepares its financial statements in accordance with UK generally accepted accounting principles (UK GAAP). With effect from 1 April 2005, in accordance with European law, we will be preparing financial statements under International Financial Reporting Standards (IFRS).

In order to explain how the Group's reported performance and financial position are affected by this change, the following unaudited financial information is provided below:

- Consolidated balance sheets under IFRS as at 1 April 2004, 30 September 2004 and 31 March 2005;
- Consolidated income statements under IFRS for the six months to 30 September 2004 and year to 31 March 2005;
- Consolidated statements of recognised income and expense under IFRS for the six months to 30 September 2004 and year to 31 March 2005;
- Consolidated statements of changes in equity under IFRS for the six months to 30 September 2004 and 31 March 2005;
- Consolidated statements of cash flows under IFRS for the six months to 30 September 2004 and year to 31 March 2005;
- Reconciliation of consolidated income statements under IFRS to UK GAAP for the six months to 30 September 2004 and year to 31 March 2005;
- Reconciliation of consolidated balance sheets under IFRS to UK GAAP as at 1 April 2004, 30 September 2004 and 31 March 2005; and
- Proforma changes in reported Group net borrowings at 1 April 2005 under IFRS.

It should be noted that, although this financial information has been prepared on the basis of IFRS expected to be in place for use by EU-listed companies as at 31 March 2006, these standards are subject to ongoing review and endorsement by the European Commission and are, therefore, still subject to potential change. Information contained within this appendix may require further updating for audit adjustments or subsequent amendments to IFRS, and related guidance.

The IFRS information contained in this appendix is unaudited.

Basis of preparation

The financial information contained in this appendix has been prepared based on IFRS published by 31 March 2005. It has been assumed that the European Commission will subsequently endorse the amendment to IAS 19 *Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures.*

Transitional arrangements and transition date

The rules for first-time adoption of IFRS are set out in IFRS 1 *First-time Adoption of International Financial Reporting Standards.* Since the financial statements for the year to 31 March 2006 include comparatives for the year to 31 March 2005, the Group's date of transition to IFRS will be 1 April 2004. As required by IFRS 1, estimates carried forward at the transition date, including but not limited to assessments of provisions and contingent liabilities (and, where applicable, adjusted to comply with IFRS) are consistent with estimates made prior to transition. In accordance with IFRS 1, the Group must define accounting policies compliant with IFRS at its first reporting date and apply these policies retrospectively to each

period presented. IFRS 1 allows a number of optional exemptions and also contains certain mandatory exceptions to this principle in order to ease the transition requirements of first-time adoption.

The Group has applied the following exemptions available under IFRS 1:

- The Group has applied IFRS 3 *Business Combinations* prospectively with effect from the transition date. The effect of this decision is detailed in paragraph (d) below.

- Certain items of property, plant and equipment are carried under UK GAAP at amounts based upon valuations. The Group has applied the exemption which permits a first-time adopter to use a previous GAAP revaluation of an item of property, plant and equipment as deemed cost. Consequently, there is no adjustment to the previous carrying value under UK GAAP.

- As permitted by IFRS 1 the Group has recognised all cumulative actuarial gains and losses at the transition date for all employee benefit plans falling within the scope of IAS 19 *Employee Benefits*. This means that the net deficit on the Group's employee benefit plans will be included within net assets at 1 April 2004.

- The Group has applied the IFRS 1 exemption from the requirement for retrospective application of IAS 21 *The Effects of Changes in Foreign Exchange Rates* in respect of cumulative translation differences. This means that the Group has elected not to classify any retained earnings arising prior to 1 April 2004 within cumulative translation differences, which are, therefore, deemed to be zero at the transition date.

- The Group has applied the IFRS 1 exemption from the requirement to restate its comparative information for the effects of adopting IAS 32 *Financial Instruments: Disclosure and Presentation*, IAS 39 *Financial Instruments: Recognition and Measurement* and IFRS 4 *Insurance Contracts*. The Group will not restate comparative information at 1 April 2004 or for the year to 31 March 2005 for these standards.

- As permitted under IFRS 1 and IFRS 2 *Share-based Payment,* the Group has made no adjustment in either the income statement or balance sheet for share option grants that occurred prior to 7 November 2002.

Key changes in accounting policies

The following notes highlight the main differences between UK GAAP and IFRS that have a material effect on the financial statements of the Group. The full list of the Group's accounting policies under IFRS will be included in the 2005 Annual Report.

(a) Share-based payment

Under UK GAAP, the Group recognised a charge in respect of employee share options based on the difference between the exercise price of the option and the market value of a Tate & Lyle share at the grant date. Accordingly, only grants made under the Tate & Lyle 2003 Performance Share Plan attracted a charge under UK GAAP, based on their intrinsic value. IFRS 2 requires the Group to recognise a charge reflecting the fair value of all employee share options granted since 7 November 2002 that had not vested by the date of transition of 1 April 2004.

The UK GAAP charge for the year to 31 March 2005 totalled £2 million, reflecting expense for two years of option grants. The impact of IFRS on profit before taxation for the year to 31 March 2005 is an additional charge of £2 million (six months to 30 September 2004 – additional charge of £1 million). In the year to 31 March 2006, the IFRS charge will increase to reflect expense covering three years of option grants.

Net assets increase by £3 million at 31 March 2005 (30 September 2004 – £1 million; 1 April 2004 – £nil million) reflecting the deferred taxation impact.

(b) Employee benefits

Tate & Lyle operates a number of pension and post-retirement healthcare schemes and has both defined benefit and defined contribution plans. Under UK GAAP, the Group accounted for these schemes in accordance with SSAP 24, which requires that the expected cost be charged to the profit and loss account so as to accrue cost over the service lives of employees on the basis of a constant percentage of earnings.

Under IAS 19, the net surplus or deficit for each defined benefit scheme is calculated based on the present value of the discounted obligation less the fair value of the plan assets. The Group has elected to adopt early the amendment to IAS 19 issued by the IASB on 16 December 2004, which allows all actuarial gains and losses to be immediately charged or credited to equity through the statement of recognised income and expense.

The charge to the income statement under IAS 19 comprises the current service cost, interest cost on scheme liabilities, expected return on scheme assets, past service cost and the impact of any settlements or curtailments.

The impact on profit before taxation for the year to 31 March 2005 is a credit of £4 million (six months to 30 September 2004 – £2 million). Net assets at 31 March 2005 reduced by £117 million (30 September 2004 – £105 million; 1 April 2004 – £99 million). The impact on net assets reflects the reversal of prepayments and liabilities previously reported under UK GAAP and recognition of assets and liabilities measured in accordance with IFRS, including those of joint ventures, adjusted for the impact of deferred taxation.

(c) Intangible assets

Research and development
Under UK GAAP, the Group expensed all research and development costs as incurred. Under IFRS, the Group is required to capitalise development costs where this expenditure meets the recognition criteria set out in IAS 38 *Intangible Assets*. Research costs continue to be expensed as incurred.

The capitalisation under IFRS of development costs expensed during the 2005 financial year under UK GAAP increased profit before taxation under IFRS by £1 million in the year to 31 March 2005 (six months to 30 September 2004 – £1 million). The charge in the year to 31 March 2005 under IFRS for the amortisation of development costs capitalised in previous periods reduces profit before taxation by £1 million compared to UK GAAP (six months to 30 September 2004 – £1 million). Overall, the impact on profit before tax in the year to 31 March 2005 is £nil million (six months to 30 September 2004 £nil million).

The impact on net assets under IFRS, reflecting the capitalisation of costs previously expensed as incurred under UK GAAP, after adjusting for the impact of deferred taxation, is an increase of £5 million at 31 March 2005 (30 September 2004 – £5 million; 1 April 2004 – £5 million).

Reclassification of capitalised software costs
Under UK GAAP, software assets were included as part of property, plant and equipment, whereas under IFRS, unless they are integral to another fixed asset, they are included as part of intangible assets. In the balance sheet, a reclassification of £4 million from property, plant and equipment to intangible assets was reflected under IFRS at 31 March 2005 (30 September 2004 – £4 million; 1 April 2004 – £4 million). There was no impact on either profit before taxation or total net assets under IFRS.

The treatment of goodwill under IFRS is discussed in the following note.

(d) Business combinations

IFRS 3 *Business Combinations* introduces significant changes to the accounting for acquisitions compared to UK GAAP. The international standard requires recognition of all intangible assets that meet the IAS 38 recognition criteria. Any goodwill arising from business combinations is not amortised under IAS 38, but is subject to impairment tests annually or whenever there is an indication of impairment. Negative goodwill is recognised immediately in the income statement.

The requirement to cease amortising goodwill has the impact of increasing profit before taxation by £9 million in the year to 31 March 2005 (six months to 30 September 2004 – £5 million). Net assets at 31 March 2005 increased by £9 million (30 September 2004 – £5 million; 1 April 2004 – £nil million).

IFRS 3 requires the Group to record inventories acquired in a business combination at an amount equivalent to the selling price of those inventories, less costs of disposal and a reasonable profit allowance for the subsequent selling effort of the Group. UK GAAP requires acquired inventories to be recorded at cost.

In the case of the sucralose realignment, this leads to the Group's acquired inventory being valued at an amount £4 million higher under IFRS than under UK GAAP, resulting in an increased charge under IFRS during both the year to 31 March 2005 and the six months to 30 September 2004 of £4 million. Net assets at 31 March 2005 reduced by £4 million (30 September 2004 – £4 million; 1 April 2004 – not applicable).

(e) Accounting for joint ventures

Under UK GAAP, the Group accounted for joint ventures using the gross equity method, showing its share of joint venture turnover as part of total turnover, and its share of operating profit separately on the face of the profit and loss account. Under IFRS, the Group has elected to account for joint ventures using proportionate consolidation, whereby its share of each of the assets, liabilities, income and expenses is combined line by line with similar items in the Group's financial statements.

While this change does not alter total net assets, it has a significant impact on the classification of assets and liabilities within the Group's balance sheet. Profit before taxation remains unchanged for all periods presented.

(f) Taxation

There is no difference in accounting for current taxation between UK GAAP and IFRS.

In respect of deferred taxation, under UK GAAP, the Group recognised deferred taxation only on timing differences that arose from the inclusion of gains and losses in tax assessments in periods different from those in which they were recognised in the financial statements.

Under IAS 12 *Income Taxes*, deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Under UK GAAP, the Group elected to discount deferred tax as permitted by FRS 19. Discounting of deferred tax is not permitted under IFRS.

The impact on the taxation charge for the year to 31 March 2005 is a credit of £2 million (six months to 30 September 2004 – £1 million) reflecting the reversal of the discounting effect recognised under UK GAAP. Net assets at 31 March 2005 reduced by £29 million (30 September 2004 – £31 million; 1 April 2004 – £30 million), due to the reversal of the discounting effect recognised under UK GAAP, as well as the recognition of deferred taxation in respect of the unremitted earnings of certain overseas investments.

(g) Other

Events after the balance sheet date
Under UK GAAP, the Group recognised a provision for the dividend declared within its financial statements. IFRS specifically states that dividends approved by the relevant authority after the reporting date do not meet the definition of a present obligation and should not therefore be recognised. The impact of this is to increase net assets at 31 March 2005 by £65 million (30 September 2004 – £27 million; 1 April 2004 – £62 million).

Other
Other adjustments, relating to sundry reclassifications and remeasurements, increase net assets by £6 million at 31 March 2005 (30 September 2004 – £5 million; 1 April 2004 – £5 million).

Financial instruments

There is currently no standard that comprehensively addresses accounting for financial instruments under UK GAAP. As noted above, the Group has applied the IFRS 1 exemption from the requirement to restate its comparative information for the effects of adopting IAS 32 *Financial Instruments: Disclosure and Presentation*, IAS 39 *Financial Instruments: Recognition and Measurement* and IFRS 4 *Insurance Contracts*. Therefore, the Group will adopt these standards with effect from 1 April 2005.

The Group distinguishes between financial instruments held for trading purposes and those held for hedging purposes.

Under UK GAAP, trading instruments were marked to market using externally derived market prices. Gains or losses were recognised immediately in the profit and loss account. The Group will continue to account for financial instruments held for trading under IFRS on the same basis.

For hedging instruments, the Group applied a form of hedge accounting which enabled changes in the market value of financial instruments to be matched in the profit and loss account with recognition of the underlying hedged exposure.

Under IFRS, the Group will recognise all derivative financial instruments on the balance sheet at inception at fair value. IAS 39 places significant restrictions on the use of hedge accounting as specific designation and effectiveness criteria must be satisfied.

The use of fair values in measuring derivative financial instruments may lead to greater volatility in the Group's balance sheet. Since the Group may not achieve hedge accounting for all instruments used for hedging purposes, the income statement may become more volatile under IFRS.

Our European Food & Industrial Ingredients business operates a securitisation programme under which it receives cash from selling amounts receivable from customers. The facility of US$85 million (£45 million) was fully utilised at 31 March 2005. Under UK GAAP, the amounts received under this facility are linked in presentation to the original amounts receivable. Under IAS 39, the amounts received will be included in borrowings.

Proforma changes in Group net borrowings

The adoption of IFRS does not have any impact on the underlying cash flows of the Group. However, the adoption is expected to lead to a number of recognition and classification differences that are likely to impact the Group's reported net borrowings. The following table summarises the anticipated effect of these differences.

Proforma net debt at 1 April 2005 under IFRS	£ million
Net debt at 31 March 2005 under UK GAAP	451
Net debt of joint ventures recognised under proportionate consolidation	20
Net debt at 31 March 2005 under IFRS	471
Adjustments upon adoption of IAS 39:	
Reclassification of receivables securitisation	45
Net debt at 1 April 2005 under IFRS	516

Note: The fair value component of derivative financial instruments used to modify the currency profile of the Group's borrowings will continue to be classified within net debt.

TATE & LYLE
Consolidated Balance Sheets
prepared in accordance with IFRS

	As at 31 March 2005	As at 30 September 2004	**As at 1 April 2004**
	£ million	£ million	**£ million**
	Unaudited	Unaudited	**Unaudited**
ASSETS			
Non-current assets			
Property, plant and equipment	1 262	1 266	**1 195**
Intangible assets	198	212	**156**
Investments in associates	3	3	**3**
Other non-current assets	29	37	**42**
	1 492	1 518	**1 396**
Current Assets			
Inventories	372	321	**344**
Trade and other receivables	418	418	**351**
Current asset investments	1	14	**14**
Cash and cash equivalents	384	130	**157**
	1 175	883	**866**
TOTAL ASSETS	**2 667**	**2 401**	**2 262**
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to the Company's equity holders:			
Share capital and capital reserves	483	465	**469**
Other reserves	122	125	**125**
Retained earnings	351	315	**300**
	956	905	**894**
Minority interest	29	30	**27**
TOTAL SHAREHOLDERS' EQUITY	**985**	**935**	**921**
LIABILITIES			
Non-current liabilities			
Trade and other payables	8	2	**8**
Borrowings	788	527	**524**
Deferred income tax liabilities	29	35	**47**
Retirement benefit obligations	244	245	**242**
Provisions for other liabilities and charges	118	115	**69**
	1 187	924	**890**
Current Liabilities			
Bank overdrafts	15	11	**15**
Trade and other payables	404	358	**342**
Current income tax liabilities	23	27	**42**
Borrowings	53	146	**52**
	495	542	**451**
TOTAL LIABILITIES	**1 682**	**1 466**	**1 341**
TOTAL LIABILITIES AND EQUITY	**2 667**	**2 401**	**2 262**

The adjustments made to previously reported UK GAAP financial information are explained on pages 35 to 40.

TATE & LYLE
Consolidated Income Statements prepared in accordance with IFRS

	Year to 31 March 2005 £ million Unaudited	Six months to 30 September 2004 £ million Unaudited
Sales	3 339	1 666
Operating profit	229	96
Share of net result of associates	–	–
Net finance cost	(24)	(13)
Profit before taxation	**205**	**83**
Taxation	(51)	(19)
Profit for the period	**154**	**64**
Attributable to:		
Equity holders of the Company	150	61
Minority interest	4	3
	154	**64**
Profit before tax, amortisation and UK GAAP exceptional items	**254**	**128**

Earnings per share expressed in pence per share

	Year to 31 March 2005	Six months to 30 September 2004
Basic	31.8p	12.9p
Diluted	31.4p	12.9p
Adjusted *	38.2p	18.9p

* Before amortisation and UK GAAP exceptional items.

The adjustments made to previously reported UK GAAP financial information are explained on pages 35 to 40.

TATE & LYLE
Consolidated Statement of Recognised Income and Expense prepared in accordance with IFRS

	Year to 31 March 2005	Six months to 30 September 2004
	£ million	£ million
	Unaudited	Unaudited
Profit for the period	**154**	64
Employee post-employment benefits:		
- net actuarial losses on post-employment benefits plans	**(19)**	(7)
- deferred taxation recognised directly in equity	**5**	3
Total recognised income for the period	**140**	60

TATE & LYLE
Consolidated Statement of Changes in Equity prepared in accordance with IFRS

	Attributable to the equity holders of the Company	Minority interest	Total equity
	£ million	£ million	£ million
	Unaudited	Unaudited	Unaudited
Balance at 1 April 2004	**894**	**27**	**921**
Profit for the six months to 30 September 2004	61	3	64
Net actuarial losses on defined benefits obligations, net of tax	(4)	–	(4)
Net exchange adjustments, net of tax	22	1	23
Employee share option scheme:			
- value of employee services	2	–	2
- deferred taxation recognised directly in equity	1	–	1
Ordinary shares acquired	(7)	–	(7)
Deferred taxation on unremitted earnings	(2)	–	(2)
Dividends paid	(62)	(1)	(63)
Balance at 30 September 2004	**905**	**30**	**935**
Profit for the six months to 31 March 2005	89	1	90
Net actuarial losses on defined benefits obligations, net of tax	(10)	–	(10)
Net exchange adjustments, net of tax	(20)	(2)	(22)
Employee share option scheme:			
- value of employee services	2	–	2
- deferred taxation recognised directly in equity	1	–	1
Ordinary shares issued	15	–	15
Deferred taxation on unremitted earnings	1	–	1
Dividends paid	(27)	–	(27)
Balance at 31 March 2005	**956**	**29**	**985**

The adjustments made to previously reported UK GAAP financial information are explained on pages 35 to 40.

TATE & LYLE
Consolidated Cash Flow Statements prepared in accordance with IFRS

	Year to 31 March 2005	Six months to 30 September 2004
	£ million	£ million
	Unaudited	Unaudited
Cash flows from operating activities		
Profit before taxation for the period	205	83
Adjustments for:		
Depreciation and impairment losses	127	64
Amortisation	5	2
Cost of employee share scheme	4	2
Loss on sale of property, plant and equipment	6	2
Profit on sale of other non-current assets	(16)	(16)
Interest income	(34)	(6)
Interest expense	58	19
Changes in working capital	(38)	(40)
Cash generated from operations	317	110
Interest paid	(42)	(12)
Income tax paid	(84)	(42)
Net cash generated from operating activities	191	56
Cash flows from investing activities		
Proceeds on disposal of property, plant and equipment	4	3
Proceeds on disposal of non-current asset investments	21	22
Proceeds on disposal of current asset investments	13	–
Interest received	21	1
Acquisitions of subsidiaries, net of cash acquired	(73)	(74)
Purchases of property, plant and equipment	(141)	(63)
Purchases of other non-current assets	(1)	(1)
Net cash flows used in investing activities	(156)	(112)
Cash flows from financing activities		
Proceeds from issuance of ordinary shares	11	1
Proceeds from borrowings	258	91
Cash paid to acquire own shares	(1)	(6)
Dividends paid to minority shareholders of subsidiaries	(1)	–
Dividends paid to the Company's equity holders	(89)	(62)
Net cash flows from financing activities	178	24
Net increase/(decrease) in cash and cash equivalents	**213**	**(32)**
Cash and cash equivalents:		
At beginning of period	157	157
Effect of changes in foreign exchange rates	14	5
At end of period	384	130

Cash and cash equivalents presented in accordance with IFRS include cash and cash equivalents of joint ventures, accounted for under the proportionate consolidation method, of £30 million at 31 March 2005 (30 September 2004 – £28 million; 1 April 2004 – £17 million), and exclude certain current asset investments, as presented in the Group's UK GAAP disclosure of net debt (page 30), of £1 million at 31 March 2005 (30 September 2004 – £14 million; 1 April 2004 – £14 million).

TATE & LYLE

Reconciliations of UK GAAP financial information to IFRS

Consolidated Balance Sheet as at 1 April 2004

	UK GAAP in IFRS format	Share-based payments	Employee benefits	Intangible assets	Business combinations	Joint ventures	Taxation	Other	IFRS
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
		Note (a)	Note (b)	Note (c)	Note (d)	Note (e)	Note (f)	Note (g)	
ASSETS									
Non-current assets									
Property, plant and equipment	**1,062**	–	–	(4)	–	130	–	7	**1 195**
Intangible assets	**136**	–	–	11	–	9	–	–	**156**
Investments in associates	**3**	–	–	–	–	–	–	–	**3**
Investments in joint ventures	**194**	–	–	–	–	(194)	–	–	**-**
Other non-current assets	**57**	–	(31)	–	–	16	–	–	**42**
	1,452	–	(31)	7	–	(39)	–	7	**1 396**
Current assets									
Inventories	**273**	–	–	–	–	72	–	(1)	**344**
Trade and other receivables	**299**	–	–	–	–	52	–	–	**351**
Current asset investments	**112**	–	–	–	–	–	–	(98)	**14**
Cash and cash equivalents	**42**	–	–	–	–	17	–	98	**157**
	726	–	–	–	–	141	–	(1)	**866**
TOTAL ASSETS	**2,178**	**–**	**(31)**	**7**	**–**	**102**	**–**	**6**	**2 262**
SHAREHOLDERS' EQUITY									
Capital and reserves attributable to the Company's equity holders:									
Share capital and capital reserves	**468**	1	–	–	–	–	–	–	**469**
Other reserves	**118**	–	–	–	–	–	–	7	**125**
Retained earnings	**365**	(1)	(99)	5	–	–	(30)	60	**300**
	951	–	(99)	5	–	–	(30)	67	**894**
Minority interest	**27**	–	–	–	–	–	–	–	**27**
TOTAL SHAREHOLDERS' EQUITY	**978**	**–**	**(99)**	**5**	**–**	**–**	**(30)**	**67**	**921**
LIABILITIES									
Non-current liabilities									
Trade and other payables	**5**	–	–	–	–	3	–	–	**8**
Borrowings	**512**	–	–	–	–	12	–	–	**524**
Deferred income tax liabilities	**65**	–	(52)	2	–	2	30	–	**47**
Retirement benefit obligations	**121**	–	120	–	–	1	–	–	**242**
Provisions for other liabilities and charges	**60**	–	–	–	–	9	–	–	**69**
	763	–	68	2	–	27	30	–	**890**
Current liabilities									
Bank overdrafts	**5**	–	–	–	–	10	–	–	**15**
Trade and other payables	**370**	–	–	–	–	33	–	(61)	**342**
Current income tax liabilities	**37**	–	–	–	–	5	–	–	**42**
Borrowings	**25**	–	–	–	–	27	–	–	**52**
	437	–	–	–	–	75	–	(61)	**451**
TOTAL LIABILITIES	**1,200**	**–**	**68**	**2**	**–**	**102**	**30**	**(61)**	**1 341**
TOTAL LIABILITIES AND EQUITY	**2,178**	**–**	**(31)**	**7**	**–**	**102**	**–**	**6**	**2 262**

TATE & LYLE

Reconciliations of UK GAAP financial information to IFRS

Consolidated Balance Sheet as at 30 September 2004

	UK GAAP in IFRS format	Share-based payments	Employee Benefits	Intangible assets	Business combinations	Joint ventures	Taxation	Other	IFRS
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
		Note (a)	Note (b)	Note (c)	Note (d)	Note (e)	Note (f)	Note (g)	
ASSETS									
Non-current assets									
Property, plant and equipment	**1 128**	–	–	(4)	–	135	–	7	**1 266**
Intangible assets	**191**	–	–	11	1	9	–	–	**212**
Investments in associates	**2**	–	–	–	–	1	–	–	**3**
Investments in joint ventures	**197**	–	–	–	–	(197)	–	–	**–**
Other non-current assets	**72**	–	(50)	–	–	15	–	–	**37**
	1 590	–	(50)	7	1	(37)	–	7	**1 518**
Current assets									
Inventories	**275**	–	–	–	–	47	–	(1)	**321**
Trade and other receivables	**360**	–	–	–	–	58	–	–	**418**
Current asset investments	**14**	–	–	–	–	–	–	–	**14**
Cash and cash equivalents	**102**	–	–	–	–	28	–	–	**130**
	751	–	–	–	–	133	–	(1)	**883**
TOTAL ASSETS	**2 341**	–	**(50)**	**7**	**1**	**96**	–	**6**	**2 401**
SHAREHOLDERS' EQUITY									
Capital and reserves attributable to the Company's equity holders:									
Share capital and capital reserves	**463**	2	–	–	–	–	–	–	**465**
Other reserves	**118**	–	–	–	–	–	–	7	**125**
Retained earnings	**421**	(1)	(105)	5	1	–	(31)	25	**315**
	1 002	1	(105)	5	1	–	(31)	32	**905**
Minority interest	**30**	–	–	–	–	–	–	–	**30**
TOTAL SHAREHOLDERS' EQUITY	**1 032**	**1**	**(105)**	**5**	**1**	**–**	**(31)**	**32**	**935**
LIABILITIES									
Non-current liabilities									
Trade and other payables	**1**	–	–	–	–	1	–	–	**2**
Borrowings	**523**	–	–	–	–	4	–	–	**527**
Deferred income tax liabilities	**53**	(1)	(53)	2	–	3	31	–	**35**
Retirement benefit obligations	**134**	–	108	–	–	3	–	–	**245**
Provisions for other liabilities and charges	**108**	–	–	–	–	7	–	–	**115**
	819	(1)	55	2	–	18	31	–	**924**
Current liabilities									
Bank overdrafts	**5**	–	–	–	–	6	–	–	**11**
Trade and other payables	**347**	–	–	–	–	37	–	(26)	**358**
Current income tax liabilities	**20**	–	–	–	–	7	–	–	**27**
Borrowings	**118**	–	–	–	–	28	–	–	**146**
	490	–	–	–	–	78	–	(26)	**542**
TOTAL LIABILITIES	**1 309**	**(1)**	**55**	**2**	**–**	**96**	**31**	**(26)**	**1 466**
TOTAL LIABILITIES AND EQUITY	**2 341**	**–**	**(50)**	**7**	**1**	**96**	**–**	**6**	**2 401**

TATE & LYLE

Reconciliations of UK GAAP financial information to IFRS

Consolidated Balance Sheet as at 31 March 2005

	UK GAAP in IFRS format	Share-based payments	Employee Benefits	Intangible assets	Business combinations	Joint Ventures	Taxation	Other	IFRS
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
		Note (a)	Note (b)	Note (c)	Note (d)	Note (e)	Note (f)	Note (g)	
ASSETS									
Non-current assets									
Property, plant and equipment	**1 111**	–	–	(4)	–	148	–	7	**1 262**
Intangible assets	**173**	–	–	11	5	9	–	–	**198**
Investments in associates	**2**	–	–	–	–	1	–	–	**3**
Investments in joint ventures	**211**	–	–	–	–	(211)	–	–	**–**
Other non-current assets	**76**	–	(51)	–	–	4	–	–	**29**
	1 573	–	(51)	7	5	(49)	–	7	**1 492**
Current assets									
Inventories	**288**	–	–	–	–	85	–	(1)	**372**
Trade and other receivables	**361**	–	–	–	–	56	–	1	**418**
Current asset investments	**296**	–	–	–	–	–	–	(295)	**1**
Cash and cash equivalents	**59**	–	–	–	–	30	–	295	**384**
	1 004	–	–	–	–	171	–	–	**1 175**
TOTAL ASSETS	**2 577**	**–**	**(51)**	**7**	**5**	**122**	**–**	**7**	**2 667**
SHAREHOLDERS' EQUITY									
Capital and reserves attributable to the Company's equity holders:									
Share capital and capital reserves	**478**	5	–	–	–	–	–	–	**483**
Other reserves	**115**	–	–	–	–	–	–	7	**122**
Retained earnings	**425**	(2)	(117)	5	5	–	(29)	64	**351**
	1 018	3	(117)	5	5	–	(29)	71	**956**
Minority interest	**29**	–	–	–	–	–	–	–	**29**
TOTAL SHAREHOLDERS' EQUITY	**1 047**	**3**	**(117)**	**5**	**5**	**–**	**(29)**	**71**	**985**
LIABILITIES									
Non-current liabilities									
Trade and other payables	**8**	–	–	–	–	–	–	–	**8**
Borrowings	**783**	–	–	–	–	5	–	–	**788**
Deferred income tax liabilities	**53**	(3)	(58)	2	–	6	29	–	**29**
Retirement benefit obligations	**116**	–	124	–	–	4	–	–	**244**
Provisions for other liabilities and charges	**112**	–	–	–	–	7	–	(1)	**118**
	1 072	(3)	66	2	–	22	29	(1)	**1 187**
Current liabilities									
Bank overdrafts	**4**	–	–	–	–	11	–	–	**15**
Trade and other payables	**416**	–	–	–	–	51	–	(63)	**404**
Current income tax liabilities	**19**	–	–	–	–	4	–	–	**23**
Borrowings	**19**	–	–	–	–	34	–	–	**53**
	458	–	–	–	–	100	–	(63)	**495**
TOTAL LIABILITIES	**1 530**	**(3)**	**66**	**2**	**–**	**122**	**29**	**(64)**	**1 682**
TOTAL LIABILITIES AND EQUITY	**2 577**	**–**	**(51)**	**7**	**5**	**122**	**–**	**7**	**2 667**

TATE & LYLE

Reconciliations of UK GAAP financial information to IFRS

Consolidated Income Statement for the six months to 30 September 2004

	UK GAAP in IFRS format	Share-based payments	Employee benefits	Intangible assets	Business Combinations	Joint ventures	Taxation	Other	IFRS
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
		Note (a)	Note (b)	Note (c)	Note (d)	Note (e)	Note (f)	Note (g)	
Sales	**1 504**	–	–	–	–	162	–	–	**1 666**
Operating Profit	**73**	(1)	3	–	1	20	–	–	**96**
Share of net result of associates and joint ventures	**20**	–	–	–	–	(20)	–	–	–
Net finance cost	**(12)**	–	(1)	–	–	–	–	–	**(13)**
Profit before tax	**81**	**(1)**	**2**	**–**	**1**	**–**	**–**	**–**	**83**
Income tax expense	**(20)**	1	(1)	–	–	–	1	–	**(19)**
Profit for the period	**61**	–	1	–	1	–	1	–	**64**
Attributable to:									
Equity holders of the Company	**58**	–	1	–	1	–	1	–	**61**
Minority interest	**3**	–	–	–	–	–	–	–	**3**
	61	**–**	**1**	**–**	**1**	**–**	**1**	**–**	**64**
Profit before tax, amortisation and UK GAAP exceptional items	**130**	**(1)**	**2**	**1**	**(4)**	**–**	**–**	**–**	**128**
Earnings per share expressed in pence per share									
Basic	**12.3**	–	0.2	–	0.2	–	0.2	–	**12.9**
Diluted	**12.3**	–	0.2	–	0.2	–	0.2	–	**12.9**
Adjusted *	**19.1**	–	0.2	0.2	(0.8)	–	0.2	–	**18.9**

* Before amortisation and UK GAAP exceptional items.

TATE & LYLE

Reconciliations of UK GAAP financial information to IFRS

Consolidated Income Statement for the year to 31 March 2005

	UK GAAP in IFRS format	Share-based payments	Employee Benefits	Intangible assets	Business combinations	Joint Ventures	Taxation	Other	IFRS
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
		Note (a)	Note (b)	Note (c)	Note (d)	Note (e)	Note (f)	Note (g)	
Sales	**3 001**	–	–	–	–	338	–	–	**3 339**
Operating Profit	**181**	(2)	6	–	5	38	–	1	**229**
Share of net result of associates and joint ventures	**38**	–	–	–	–	(38)	–	–	**–**
Net finance cost	**(22)**	–	(2)	–	–		–	–	**(24)**
Profit before tax	**197**	**(2)**	**4**	**–**	**5**	**–**	**–**	**1**	**205**
Income tax expense	**(53)**	1	(1)	–	–	–	2	–	**(51)**
Profit for the year	**144**	(1)	3	**–**	5	–	2	1	**154**
Attributable to:									
Equity holders of the Company	**140**	(1)	3	–	5	–	2	1	**150**
Minority interest	**4**	–	–	–	–	–	–	–	**4**
	144	**(1)**	**3**	**–**	**5**	–	**2**	**1**	**154**
Profit before tax, amortisation and UK GAAP exceptional items	**255**	**(2)**	**4**	**1**	**(4)**	–	**–**	**–**	**254**
Earnings per share expressed in pence per share									
Basic	**29.7**	(0.2)	0.6	–	1.1	–	0.4	0.2	**31.8**
Diluted	**29.4**	(0.2)	0.6	–	1.0	–	0.4	0.2	**31.4**
Adjusted *	**38.0**	(0.2)	0.6	0.2	(0.8)	–	0.4	–	**38.2**

* Before amortisation and UK GAAP exceptional items.